Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018 and 2017

Q3 2018 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated October 30, 2018 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and nine months ended September 30, 2018 and 2017. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements (the "Interim Financial Statements") as at and for the three and nine months ended September 30, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2017 and the related annual MD&A.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2017. Additional information including this MD&A, Interim Financial Statements for the three and nine months ended September 30, 2018, the audited Consolidated Financial Statements for the year ended December 31, 2017, the Company’s Annual Information Form for the year ended December 31, 2017, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") and ASX Online, and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, free cash flow, operating cash costs and operating cash costs per ounce, sustaining and growth capital all-in sustaining (“AISC”) and AISC per ounce, total cash costs and AISC reconciliation, average realized gold price per ounce sold, Adjusted net earnings and adjusted net earnings per share, earnings from continuing operations before interest, taxes and depreciation and amortization from continuing operations (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Kilometre (“km”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). In addition, throughout this MD&A the reporting periods for the three and nine months ended September 30, 2018 are abbreviated as Q3 2018 and YTD 2018, respectively, the periods for the three and nine months ended September 30, 2017 are abbreviated as Q3 2017 and YTD 2017, the period for the second quarter of 2018 is abbreviated as Q2 2018 and the period for the three months ended December 31, 2018 is abbreviated as Q4 2018.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Contents

BUSINESS OVERVIEW	3
EXECUTIVE SUMMARY	5
YTD PERFORMANCE AGAINST 2018 GUIDANCE	8
REVISIONS TO FULL-YEAR 2018 GUIDANCE	11
LONGER-TERM OUTLOOK	12
EXTERNAL PERFORMANCE DRIVERS	12
REVIEW OF FINANCIAL AND OPERATING PERFORMANCE	13
REVIEW OF OPERATING MINES	18
GROWTH AND EXPLORATION	24
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	27
OFF-BALANCE SHEET ARRANGEMENTS	28
OUTSTANDING SHARE INFORMATION	28
QUARTERLY INFORMATION	28
COMMITMENTS AND CONTINGENCIES	29
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	29
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	31
NON-IFRS MEASURES	35
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	41
RISKS AND UNCERTAINTIES	41
FORWARD LOOKING STATEMENTS	42
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	43
TECHNICAL INFORMATION	43

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with four wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. Also contributing to the Company’s gold production are the wholly owned Taylor mine (“Taylor”) and Holt mine (“Holt”), both located in northeastern Ontario. In addition, the Company’s business portfolio also includes two wholly owned operations currently on care and maintenance. The Northern Territory operations, comprised of the Cosmo mine (“Cosmo”) and Union Reefs mill (“Union Reefs”) were placed on care and maintenance effective June 30, 2017, while the Holloway mine (“Holloway”) in Northeastern Ontario was placed on care and maintenance effective December 31, 2016. The Company is currently performing significant exploration drilling and development in the Northern Territory to determine the potential of resuming operations at Cosmo and Union Reefs.

The Company also has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, leading low-cost gold producer. Through the advancement of its exploration programs and development projects, and by maintaining a portfolio of quality assets with a large base of Mineral Reserves and Mineral Resources, Kirkland Lake Gold is focused on achieving future production growth. The Company believes that the potential to identify new sources of production through exploration success, extending mine life at existing deposits, and utilizing excess milling capacity at each of its operations can support future organic growth to increase value for its shareholders.

In addition to the Company’s portfolio of wholly owned assets, Kirkland Lake Gold makes strategic investments in the common shares of other public issuers in instances where the Company can gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which Company invests result in the establishment of a sufficiently attractive economic deposit, the Company may decide to acquire additional interests in such deposits.

Of the Company's strategic investments, the largest is the Company’s investment in Novo Resources Corp. (“Novo”). In September 2017, the Company invested $61.0 (C$74.9) million investment by way of private purchase and a private placement financing, to acquire an aggregate 25.8 million common shares of Novo Resources Corp. (“Novo”). The investment in Novo represented an 16.98% ownership interest at the time of acquisition. As part of a private placement financing to acquire 14.0 million common shares of Novo, the Company also acquired 14.0 million common share purchase warrants, each entitling the Company to acquire a common share of Novo at a price of C$6.00 until September 6, 2020, subject to certain acceleration rights held by Novo. On May 29, 2018, the Company acquired an additional 4,000,000 common shares of Novo through a private purchase at a price of C$5.00 per share (C$20,000,000 in aggregate). With the completion of this acquisition, the Company owned a total of 29.8 million shares of Novo, representing 18.9% of issued and outstanding common shares as at May 30, 2018. Novo is a TSX Venture-listed junior exploration company that controls a 12,000 km2 land package in the Pilbara Region of Western Australia.

During Q3 2018, the Company used $47.8 (CAD$62.5) million to acquire 32.6 million common shares of Osisko Mining Inc., representing approximately 13.6% of currently issued and outstanding common shares. Osisko is a mineral exploration company with precious metal resource properties in Quebec and Ontario. Among Osisko’s properties is the wholly owned Windfall Lake gold deposit located between Val-d’Or and Chibougamau in Québec a 100% undivided interest in a large area of claims in the surrounding Urban Barry area, as well as properties in the Larder Lake Mining Division in northeast Ontario.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty related to Stawell. An after-tax loss of $24.9 million and $4.6 million were included in discontinued operations for the year and three months ended December 31, 2017 and 2016, respectively.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

In the Company’s Q2 2018 MD&A and condensed consolidated financial statements, issued on August 1, 2018, reported cash totalled $318.4 million and included the release of $19.8 million of previously-restricted cash related to security requirements for rehabilitation performance guarantees in Australia. This MD&A, as well as the condensed consolidated financial statements for the three and nine months ended September 30, 2018, report the $20.3 million (revised amount reflects foreign exchange and other items) as restricted cash for the full nine months of YTD 2018, recognizing that the amount continues to be required as collateral for letters of credit related to rehabilitation performance guarantees. The Company is currently considering other forms of collateral and, should they be obtained, would be in a position to release the $20.3 million from restricted cash. As a result, cash at June 30, 2018 is reported as $298.5 million in this MD&A and the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and nine months ended September 30, 2018. This section should be read in conjunction with the remainder of the MD&A, which lists among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Revenue	$222,701	$176,709	$635,591	$535,131
Production costs	64,851	66,497	202,828	220,032
Earnings before income taxes	82,977	65,735	244,974	149,991
Loss from discontinued operations	—	(1,725)	—	(7,750)
Net earnings	$55,885	$43,742	$167,408	$91,446
Basic earnings per share from continuing operations	$0.27	$0.22	$0.79	$0.48
Diluted earnings per share from continuing operations	$0.26	$0.21	$0.79	$0.47
Total basic earnings per share	$0.27	$0.21	$0.79	$0.44
Total diluted earnings per share	$0.26	$0.20	$0.79	$0.44
Net cash provided by operating activities of continuing operations	$128,383	$72,360	$338,932	$217,705
Cash investment in mine development and PPE	$76,190	$35,298	$175,878	$90,894

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Tonnes milled	435,600	448,251	1,259,142	1,519,196
Grade (g/t Au)	13.3	10.1	12.6	9.2
Recovery (%)	96.9%	95.6%	96.5%	95.5%
Gold produced (oz)	180,155	139,091	492,484	429,822
Gold Sold (oz)	184,517	137,908	496,585	427,017
Average realized price ($/oz sold)(2)	$1,204	$1,282	$1,275	$1,255
Operating cash costs per ounce ($/oz sold)(2)	$351	$482	$397	$508
AISC ($/oz sold)(2)	$645	$845	$738	$811
Adjusted net earnings from continuing operations(2)	$60,576	$35,366	$176,578	$92,020
Adjusted net earnings per share from continuing operations(2)	$0.29	$0.17	$0.84	$0.44

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-40 of this MD&A.

Q3 2018 Highlights

Production ahead of plan: Q3 2018 production totaled 180,155 ounces, an increase of 30% from 139,091 ounces in Q3 2017 and 9% from 164,685 ounces in Q2 2018. Production in Q3 2018 exceeded target levels for the quarter driven by record quarterly production at Fosterville of 90,618 ounces, as well as from the Company’s Canadian operations, with Macassa, Holt and Taylor collectively producing 89,537 ounces.

Production costs: Total production costs in Q3 2018 were $64.9 million, which compared to $66.5 million in Q3 2017 and $66.5

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

million the previous quarter.

Continued strong unit cost performance: Operating cash costs per ounce sold averaged $351 in Q3 2018, a 27% improvement from $482 in Q3 2017, largely reflecting a significant increase in the average grade at both Fosterville and Macassa. Q3 2018 operating cash costs per ounce improved 13% from $404 the previous quarter mainly due to the impact of a higher average grade at Fosterville. AISC per ounce sold in Q3 2018 averaged $645, a 24% improvement from $845 in Q3 2017 and 15% better than $757 the previous quarter. The improvement from both prior periods related to both lower operating cash costs and reduced sustaining capital expenditures on a per ounce sold basis.

Growth projects ramp up in Q3 2018: Total growth capital expenditures in Q3 2018 totaled $33.2 million, excluding capitalized exploration expenditures, which compared to $7.5 million in Q3 2017 and $11.1 million in Q2 2018. The increase in growth capital expenditures in Q3 2018 mainly reflected progress with key projects at Macassa and Fosterville that are being completed in support of the Company’s plan to achieve a million ounces of annual gold production over the next five to seven years.

Significant commitment to exploration: The Company benefits from having a portfolio of assets that have considerable growth potential. As a result, the Company has made a significant commitment to exploration in support of organic growth and realizing the full value potential of its assets. During Q3 2018, the Company incurred $25.6 million of exploration expenditures, comprising $20.3 million of expensed expenditures and $5.3 million of capitalized expenditures. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. In addition, development of an exploration drift at Harrier South continued at Fosterville Mine, where concentrations of quartz veining with high occurrence of visible gold have been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling and exploration development continued at the Lantern Deposit at the Cosmo mine, with drilling also ongoing below the Prospect and Crosscourse open pits at Union Reefs.

Record quarterly operating cash flow: Net cash provided by operating activities of continuing operations in Q3 2018 was a record $128.4 million, a 77% increase from $72.4 million in Q3 2017 and 6% higher than $120.9 million in Q2 2018. Free cash flow in Q3 2018 totaled $52.2 million, an increase of 41% from $37.1 million in Q3 2017. Q3 2018 free cash flow compared to $60.7 million the previous quarter, with the change from the prior quarter largely reflecting higher growth capital expenditures and the impact of a lower average realized gold price.

Strong financial position: Cash totaled $257.2 million at September 30, 2018 compared to $298.5 million at June 30, 2018. The reduction in cash in Q3 2018 reflected a number of uses of cash that more than offset the impact of record quarterly cash flow from operating activities from continuing operations of $128.4 million. Among the main uses of cash during Q3 2018 a total of $130.3 million used for investing activities, which included increased capital expenditures as progress with the Company’s growth projects ramped up during Q3 2018 and the use of $47.8 (C$62.5) of cash to acquire 32.6 million common shares of Osisko. An additional $37.9 million was used for financing activities, including $29.8 (C$38.9) million to repurchase 1,570,600 common shares through the Company’s normal course issuer bid, $4.8 million for quarterly dividend payments and $4.0 million used to meet finance lease obligations.

Revenue growth reflects record quarterly gold sales: Revenue in Q3 2018 totaled $222.7 million, an increase of $46.0 million or 26% from $176.7 million in Q3 2017. The increase in revenue from Q3 2017 reflected a 34% increase in gold sales, to a quarterly record of 184,517 ounces, which had a $59.8 million favourable impact on revenue compared to Q3 2017. Strong volume growth more than offset the impact of a $78 per ounce or 6% reduction in the average realized gold price, which lowered revenue by $14.3 million versus the prior year’s third quarter. Q3 2018 revenue increased $8.0 million or 4% from the previous quarter. Gold sales increased 12% from 164,305 ounces in Q2 2018 and had a $26.3 million favourable impact on revenue quarter over quarter. The impact of higher sales was largely offset by a $97 per ounce or 7% reduction in the average realized gold price, which reduced revenue by $17.9 million versus Q2 2018.

Solid earnings performance: Net earnings in Q3 2018 totaled $55.9 million ($0.27 per basic share), an increase of $12.2 million or 28% from net earnings of $43.7 million ($0.21 per basic share) in Q3 2017. The $12.2 million increase in net earnings from Q3 2017 mainly reflected the 26% growth in revenue in Q3 2018. Partially offsetting higher revenue was the impact of a $5.8 million other loss in Q3 2018 versus $21.3 million of other income in Q3 2017, as well as higher levels of depletion and depreciation expense and exploration and evaluation costs year over year. Q3 2017 net earnings also included a loss from discontinued operations of $1.7 million related to the Stawell Mine. Both the other loss in Q3 2018 and other income in Q3 2017 mainly reflected the impact of fair valuing warrants, acquired as a result of various strategic investments, with a $6.4

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

million pre-tax mark-to-market loss recorded in Q3 2018 and a $19.5 million pre-tax mark-to-market gain included in net earnings in Q3 2017.

Q3 2018 net earnings compared to net earnings of $61.5 million ($0.29 per basic share) in Q2 2018. The lower average gold price in Q3 2018 had a significant impact on the quarter-over-quarter change in net earnings and offset most of the favourable impact on revenue from the increase in gold sales in Q3 2018. The change in net earnings also reflected other income in Q2 2018 of $4.3 million versus the $5.8 million other loss in Q3 2018, as well as the impact of increased exploration and evaluation costs and depletion and depreciation expense in Q3 2018. The $4.3 million of other income in Q2 2018 reflected $6.5 million of unrealized and realized foreign exchange gains, which more than offset a $2.7 million pre-tax mark-to-market loss on fairing valuing the Company’s warrants.

Adjusted net earnings: The Company's adjusted net earnings totaled $60.6 million ($0.29 per basic share) in Q3 2018, which compared to $35.4 million ($0.17 per basic share) in Q3 2017 and $63.4 million ($0.30 per basic share) in Q2 2018. The difference between adjusted net earnings and net earnings for all three periods mainly reflected the exclusion from adjusted net earnings of fair valuing the Company’s warrants, as well as a loss from discontinued operations of $1.7 million and severance payments in Q3 2017.

Dividends: The Company’s Q2 2018 quarterly dividend of $0.03 per share was paid on July 13, 2018, with the Q3 2018 quarterly dividend payment of $0.03 per share being paid on October 12, 2018 to shareholders of record as of September 28, 2018.

YTD 2018 Highlights

Strong production growth: Production for YTD 2018 totaled 492,484 ounces, an increase of 15% from 429,822 ounces for YTD 2017. Excluding production from mines currently on care and maintenance, production grew 20% year over year. Production for YTD 2018 was driven by record nine-month production at both Fosterville (231,923 ounces) and Macassa (170,190 ounces).

Solid unit cost performance: Production costs for YTD 2018 totaled $202.8 million compared to $220.0 million for YTD 2017. The reduction from the prior year largely reflected $37.4 million of production costs from the Northern Territory for YTD 2017 prior to the operation being placed on care and maintenance effective June 30, 2017. Operating cash costs per ounce sold for YTD 2018 improved 22% year over year, to $397 for YTD 2018 versus $508 for YTD 2017. AISC per ounce sold averaged $738 for YTD 2018, a 9% improvement from YTD 2017 level of $811, as the improvement in operating cash costs per ounce sold was only partially offset by higher planned levels of sustaining capital expenditures in 2018 compared to the prior year.

Higher growth capital expenditures: Growth capital expenditures for YTD 2018 totaled $48.9 million, excluding capitalized exploration expenditures, which compared to $12.7 million for YTD 2017.

Significant growth in exploration expenditures: Exploration expenditures for YTD 2018 totaled $69.5 million ($52.8 million expensed and $16.7 million capitalized), almost double the YTD 2017 level of $36.4 million. The increase in exploration expenditures reflects the Company’s commitment to organic growth through effectively exploring multiple targets at its wholly owned assets, and the continued success that Company has achieved with its ongoing exploration programs.

Strong nine-month cash flow generation: Net cash provided by operating activities of continuing operations for YTD 2018 totaled $338.9 million, a 56% increase from $217.7 million for YTD 2017. Free cash flows for YTD 2018 grew 29% from YTD 2017, to $163.1 million from $126.8 million for the same period in 2017.

Growth in cash position: The Company’s cash position increased $25.6 million or 11% in the first nine months of 2018, to $257.2 million from $231.6 million at December 31, 2017. Contributing to the increase in cash was cash flow from operating activities of $338.9 million, mainly reflecting the impact of strong revenue growth, as well as the utilization of tax losses which reduced current income taxes paid during the first nine months of 2018. These factors were partially offset by cash used for investing activities of $244.8 million, which reflected increased capital expenditures as the Company invested to advance its growth projects, as well as the investment of $47.8 million of cash to acquire 32.6 million common shares of Osisko in Q3 2018 and $16.1 ($20.0) million of cash to acquire four million common shares of Novo in Q2 2018. The Company also used $58.8 million for financing activities, including $30.8 (C$40.3) million to repurchase 1,640,000 of the Company’s common shares, $19.5 million for the payment of finance lease obligations and $11.5 million for quarterly dividend payments. There was also a $10.4 million use of cash related to foreign exchange changes during the first nine months of 2018.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue growth reflects higher sales volumes and increased average gold price: YTD 2018 revenue totaled $635.6 million, a $100.5 million or 19% increase from YTD 2017. Contributing to the $100.5 million increase was a $87.3 million favourable impact from a 16% increase in gold sales, to 496,585 ounces from 427,017 ounces for the same period in 2017. In addition, a $20 per ounce or 2% increase in the average realized gold price per ounce, to $1,275 for YTD 2018 versus $1,255 for YTD 2017, increased revenue by $10.0 million for YTD 2018 versus YTD 2017.

YTD net earnings increase 83%: Net earnings for YTD 2018 totaled $167.4 million ($0.79 per basic share), an increase of $76.0 million or 83% from net earnings of $91.4 million ($0.44 per basic share) for YTD 2017. The increase in net earnings compared to YTD 2017 net earnings reflected higher levels of revenue, lower production costs, reduced depletion and depreciation expense (due to a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of its December 31, 2017 Mineral Reserve and Mineral Resource estimates), and lower finance costs. Also contributing to the increase in net earnings for YTD 2018 was a $7.8 million loss from discontinued operations for YTD 2017, related to the Company’s Stawell Mine. These favourable factors were only partially offset by a significant reduction in other income, mainly reflecting the impact of fair valuing the Company’s warrants, higher exploration and evaluation expenditures, reflecting the Company’s strong commitment to growing its existing assets, and higher corporate G&A expense.

Solid growth in adjusted net earnings: The Company’s adjusted net earnings for YTD 2018 totaled $176.6 million ($0.84 per basic share), which compared to $92.0 million ($0.44 per basic share) for YTD 2017. The difference between adjusted net earnings and net earnings for YTD 2018 reflected the exclusion from adjusted net earnings of a $7.3 million pre-tax mark-to-market loss ($5.4 million on an after-tax basis) related to fair valuing the Company’s warrants, as well as $5.4 million of pre-tax purchase price allocation adjustments on inventory ($3.8 million on an after-tax basis). The difference between adjusted net earnings and net earnings for YTD 2017 largely resulted from the exclusion from adjusted net earnings of $14.1 million of pre-tax gains ($10.4 million on an after-tax basis) related to fair valuing warrants, and a loss from discontinued operations of $7.8 million.

YTD 2018 PERFORMANCE AGAINST 2018 GUIDANCE

On January 17, 2018, Kirkland Lake Gold announced its guidance for full-year 2018, which, compared to 2017, included increased production levels, improved unit costs and higher levels of capital and exploration expenditures. The increase in capital and exploration expenditures was planned in support of achieving the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces. Based on the Company’s performance during the first six months of 2018, full-year 2018 guidance was improved for a number of key measures on August 1, 2018. Included in the improvements to guidance were the following: consolidated production guidance was increased to over 635,000 ounces from over 620,000 ounces; consolidated operating cash costs per ounce sold guidance was improved to $400 - $425 from $425 - $450; production and operating cash costs per ounce sold guidance for Fosterville was improved to 275,000 - 300,000 ounces from 260,000 - 300,000 and $250 - $270 from $270 - $290, respectively; and production and operating cash costs per ounce sold guidance from Macassa was improved to 220,000 - 225,000 ounces from 215,000 - 225,000 ounces and to $460 - $480 from $475 - $500, respectively. Following completion of the first nine months of 2018, the Company was well positioned to achieve its consolidated production, cost and expenditures guidance.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 Guidance (as at August 1, 2018)(1)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	60 - 70	65 - 75	275 - 300	+635
Operating cash costs/ounce sold ($/oz) (2)	460 - 480	625 - 650	625 - 650	250 - 270	$400 - $425
AISC/ounce sold ($/oz) (2)					$750 - $800
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$85 - $95
Exploration					$75 - $90
Corporate G&A (3)					$20 - $22

(1)	Represents the Company’s guidance for which the Company’s performance for the three and nine months ended September 30, 2018 was measured against, announced on August 1, 2018.

(2)
See “Non-IFRS Measures” set out starting on page 35 of the MD&A for the three and nine months ended September 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.28 and a US$ to A$ exchange rate of 1.31.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

YTD 2018 Results

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated(1)
Gold production (ozs)	170,190	39,328	50,996	231,923	492,484
Operating cash costs/ounce sold ($/oz) (2)	$449	$767	$681	$231	$397
AISC/ounce sold ($/oz) (2)					$738
Operating cash costs (2)					$197.2
Royalty costs					$18.8
Sustaining capital(2)					$127.6
Growth capital(2)					$48.9
Exploration					$69.5
Corporate G&A expense(3)					$18.3

(1)	Consolidated 2018 production includes 47 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 35 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, and total additions and construction in progress for sustaining and growth capital as presented in the Consolidated Statements of Operations and Comprehensive Income. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2875 and a US$ to A$ exchanflge rate of 1.3194.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

•
Consolidated gold production of 492,484 ounces for YTD 2018 surpassed target levels for the first nine months of the year and compared favourably to the Company’s full-year 2018 guidance of over 635,000 ounces of gold production. Production for YTD 2018 was driven by record nine-month production at both Fosterville and Macassa. For YTD 2018, production at Fosterville and Macassa totaled 231,923 ounces and 170,190 ounces, respectively, representing growth of 26% and 19%, respectively, from the comparable nine-month period in 2017. At the Holt Mine, total production for YTD 2018 was 50,996 ounces, an 8% increase from YTD 2017 and in line with target levels for the first nine months of 2018. The Taylor Mine produced 39,328 ounces in YTD 2018, a 15% improvement from the first nine months of 2017. Production at Taylor is expected to increase in the fourth quarter from average levels in the first three quarters of the year, but is unlikely to achieve the full-year 2018 guidance as at August 1, 2018 of 60,000 - 70,000 ounces.

•
Production costs for YTD 2018 totaled $202.8 million. Operating cash costs for YTD 2018 of $197.2 million were in line with the Company’s 2018 guidance range of $260 - $270 million and compared to $217.0 million for YTD 2017.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash costs for YTD 2017 included $37.4 million of production costs for the Northern Territory, of which $31.5 million were incurred prior to the operation being place on care and maintenance effective June 30, 2017, with the remainder being incurred in Q3 2017.

•
Operating cash costs per ounce sold for YTD 2018 of $397 were better than the Company's guidance for full- year 2018 of $400 - $425. Operating cash costs per ounce sold at Fosterville for YTD 2018 averaged $231, better than the improved target range of $250 - $270 reflecting higher than planned grades throughout much of the year to date. Operating cash costs per ounce sold at Macassa were also better than full-year 2018 guidance, averaging $449 versus full-year guidance of $460 - $480. Operating cash costs per ounce sold at the Holt and Taylor mines averaged $681 and $767, respectively, above each mine’s guidance for full-year 2018.

•
AISC per ounce sold of $738 for YTD 2018 was better than the Company’s full-year 2018 guidance of $750 - $800, and a 9% improvement from $811 for YTD 2017. AISC per ounce sold at Fosterville for YTD 2018 averaged $498, while AISC per ounce sold at Macassa averaged $739.

•	Royalty costs totaled $18.8 million for YTD 2018, in line with full-year 2018 guidance of $22 - $27 million.

•
Sustaining capital expenditures for YTD 2018 totaled $127.6 million, which compared to sustaining capital expenditures of $96.1 for YTD 2017. The Company remains on track to achieve full-year 2018 guidance of $150 - $170 million.

•
Growth capital expenditures for YTD 2018 totaled $48.9 million, excluding capitalized exploration expenditures. Of total year-to-date growth capital expenditures as at September 30, 2018, $33.2 million or 68% of the total were incurred during Q3 2018 as work ramped up at a number of projects. Included in YTD 2018 growth capital expenditures were $29.1 million at Macassa ($21.5 million in Q3 2018), $14.3 million of expenditures at Fosterville ($7.5 million in Q3 2018), $4.0 million in the Northern Territory ($3.6 million in Q3 2018) and $1.5 million ($0.6 million in Q3 2018) split between the Holt and Taylor mines. A significant contributor to increased growth capital expenditures in Q3 3018 was significant work on the Macassa #4 shaft project, with work during the quarter including completing the shaft collar, constructing the hoist room foundations and preparing the foundations and installing the winch in advance of pouring concrete for headframe construction early in Q4 2018. At Fosterville, expenditures related to the mine’s three key growth projects, a new ventilation system, construction of a paste-fill plant and a new water treatment plant, also increased during Q3 2018. In addition, in August, the Fosterville Mine completed and commissioned a second gravity gold circuit in the Fosterville Mill, which resulted in an immediate and significant impact on the amount of coarse gold being recovered through the mill.

•
Exploration expenditures totaled $69.5 million for YTD 2018. Included in YTD exploration expenditures were $52.8 million of expensed exploration expenditures and $16.7 million of capitalized exploration expenditures. Of YTD exploration expenditures, $61.5 million, or 88% of the total, have been incurred in Australia, with the remaining $8.0 million being incurred at the Macassa and Taylor mines in Canada. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. In addition, development of an exploration drift at Harrier South at Fosterville commenced during Q2 2018, and was largely completed by the end of Q3 2018. Drilling from the new drift began in October, in order to test the depth potential of the Harrier South system, where concentrations of quartz veining with high occurrences of visible gold have previously been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling and development continued at the Lantern Deposit at the Cosmo mine, with drilling programs also ongoing at the Prospect and Crosscourse open pits at Union Reefs. In Canada, underground drilling at Macassa continued to generate encouraging results in support of future growth in Mineral Resource and Mineral Reserves, while drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits.

•	Corporate G&A expense totaled $18.3 million for YTD 2018, which compared to full-year 2018 guidance of $20 - $22 million.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVISIONS TO FULL-YEAR 2018 GUIDANCE

The Company reviews full-year guidance once a quarter, as part of the preparation and approval of its consolidated financial statements and MD&A for the quarterly financial and operating results. Based on the Company’s year-to-date 2018 results as at September 30, 2018, as well as expectations for the remainder of the year, the Company has made a number of revisions to full-year 2018 guidance, both at the consolidated and operational level. Consolidated full-year 2018 production guidance has improved for the second time during 2018 and is now targeted at 655,000 - 670,000 ounces compared to the August 1, 2018 target of over 635,000 ounces and the initial target, effective January 17, 2018, of over 620,000 ounces. Likewise, full-year 2018 guidance for consolidated operating cash costs per ounce sold has also improved for the second time during the year, to $385 - $410 from $400 - $425 as at August 1, 2018. The Company’s full-year 2018 guidance for AISC per ounce sold has improved to $735 - $760 from $750 - $800. In addition, consolidated full-year 2018 guidance for growth capital expenditures has been increased to $110 - $115 million from $85 - $95 million. The increase reflects the anticipation of significant growth capital expenditures during Q4 2018 at Macassa, reflecting the accelerated delivery of the hoists, and other large components, for the #4 shaft project during the quarter, as well as capital expenditures for new projects, including investment in a new thickened tailings facility. Full-year 2018 guidance for exploration expenditures has been revised to approximately $90 million from $75 - $90 million, while corporate G&A guidance has also been revised to approximately $25 million from $20 - $22 million.

At the operational level, revisions to full-year 2018 guidance have been made for three of the Company’s operating mines. At Fosterville, full-year 2018 guidance for production has been improved for the second time in 2018, to 300,000 - 310,000 ounces from 275,000 - 300,000 ounces as at August 1, 2018. The mine’s operating cash cost per ounce sold guidance has also improved for the second time during the year, to $230 - $250 from the August 1, 2018 guidance of $250 - $270. Macassa’s operating cash costs per ounce guidance has also improved for a second time in 2018, to $450 - $470 from the August 1, 2018 target of $460 - $480. At Taylor, full-year 2018 production guidance has been revised to 50,000 - 55,000 ounces from the January 17, 2018 guidance of 60,000 -70,000 ounces, while operating cash cost per ounce sold guidance has been revised to $750 - $775 from the January 17, 2018 guidance of $625 - $650. The revisions to production and operating cash cost per ounce sold guidance at Taylor largely reflects reduced stope sizes and lower than expected grades in 2018. Other components of the Company’s full-year 2018 guidance remain unchanged from the targets released in the Kirkland Lake Gold News Release dated August 1, 2018.

Revised 2018 Guidance (as at September 30, 2018)(1)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	50 - 55	65 - 75	300 - 310	655 - 670
Operating cash costs/ounce sold ($/oz) (2)	450 - 470	750 - 775	625 - 650	230 - 250	$385 - $410
AISC/ounce sold ($/oz) (2)					$735 - $760
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$100 - $115
Exploration					$90
Corporate G&A (3)					$25

(1)
Full-year 2018 guidance as at September 30, 2018, following revisions to consolidation production, AISC per ounce sold and corporate G&A guidance; revisions to operating cash costs per ounce sold guidance for each of the Company’s four operating mines; and revisions to full-year 2018 production guidance for the Taylor Mine.

(2)
See “Non-IFRS Measures” set out starting on page 35 of the MD&A for the three and nine months ended September 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.29 and a US$ to A$ exchange rate of 1.34.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence,

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

effectively allocating capital and growing low-cost, high-margin production. The Company expects to achieve continued year- over-year production growth with a longer-term objective of reaching a million ounces of annual production from existing mines within the next five-to-seven years. At Fosterville, the Company is targeting production of over 400,000 ounces per year by 2020 as full production is achieved in the high-grade Swan Zone, and additional mining fronts are established. In Canada, production at Macassa is expected to grow each year over this same period, with a longer-term target of reaching over 400,000 ounces per year over the next five-to-seven years following the completion of the new #4 shaft, announced on January 17, 2018. The Company is also working to increase production at the Taylor Mine and, with continued exploration success, is advancing plans to resume operations in the Northern Territory of Australia in 2019. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and nine months ended September 30, 2018. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Review of Financial and Operating Performance”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At September 30, 2018, the gold price closed at $1,187 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 5% lower than the closing gold price on June 30, 2018 of $1,250 per ounce and 8% lower than the closing gold price on December 31, 2017 of $1,297 per ounce. The Company’s average realized gold price for Q3 2018 was $1,204 per ounce, 6% lower than the average gold price of $1,282 per ounce during the same period in 2017 and 7% lower than the average price for Q2 2018 of $1,301 per ounce.

The Company does not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to help protect it from gold price decreases.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at September 30, 2018, the Canadian dollar closed at $0.7725 (strengthening by 2% during the quarter) and the Australian dollar closed at $0.7222 (weakening by 2% during the quarter) against the US dollar. The average rates for Q3 2018 for the Canadian and Australian dollars were $0.7651 and $0.7318, respectively, against the US dollar. The average rate for the Canadian and Australian dollars in Q3 2017 were $0.7981 and $0.7896, respectively, while the averages in Q2 2018 were 0.7746 and $0.7566, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at September 30, 2018, the Company did not have a foreign exchange hedging program in place.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and nine months ended September 30, 2018 and 2017. Results for the three and nine months ended September 30, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017. Also, results for Q3 and YTD 2017 have been restated to exclude discontinued operations, related to the sale of the Stawell Mine.

(in thousands except per share amounts)	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)

Revenue	$222,701	$176,709	$635,591	$535,131

Production costs	(64,851)	(66,497)	(202,828)	(220,032)
Royalty expense	(6,600)	(5,120)	(18,835)	(15,196)
Depletion and depreciation	(35,968)	(31,686)	(96,400)	(103,034)
Earnings from mine operations	115,282	73,406	317,528	196,869

Expenses
General and administrative(2)	(6,021)	(6,980)	(22,249)	(18,807)
Transaction costs	—	—	—	(397)
Exploration and evaluation	(20,341)	(16,737)	(52,807)	(36,369)
Care and maintenance	(416)	(3,290)	(1,455)	(6,199)
Earnings from operations	$88,504	$46,399	$241,017	$135,097
Other income, net	(5,759)	21,252	3,895	21,966

Finance and other items
Finance income	914	403	2,575	1,596
Finance costs	(682)	(2,319)	(2,513)	(8,668)
Earnings before taxes	82,977	65,735	244,974	149,991
Current income tax expense	(8,001)	(11,976)	(23,673)	(31,358)
Deferred tax expense	(19,091)	(8,292)	(53,893)	(19,437)

Earnings from continuing operations	$55,885	$45,467	$167,408	$99,196
Loss from discontinued operations	—	(1,725)	—	(7,750)
Net earnings	$55,885	$43,742	$167,408	$91,446

Basic earnings per share	$0.27	$0.21	$0.79	$0.44
Diluted earnings per share	$0.26	$0.20	$0.79	$0.44

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)
G&A expense for Q3 2018 (Q3 2017) include G&A of $5.6 million ($5.6 million in Q3 2017), severance payment of $nil ($0.4 million in Q3 2017) and share based payment expense of $0.5 million ($1.0 million in Q3 2017). G&A expense for YTD 2018 (YTD 2017) include G&A expenses of $18.3 million ($14.1 million in YTD 2017), severance payment of $nil ($1.5 million in YTD 2017) and share based payment expense of $3.9 million ($3.3 million in YTD 2017).

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue

Revenue in Q3 2018 totaled $222.7 million, an increase of $46.0 or 26% from $176.7 million in Q3 2017. Compared to Q3 2017, higher gold sales in Q3 2018 increased revenue by $59.8 million, with a total of 184,517 ounces sold in Q3 2018 versus 137,908 ounces being sold in Q3 2017. The increase is gold sales was largely attributable to Fosterville, where ounces sold grew by 53%, to 96,539 ounces from 62,998 ounces in Q3 2017, driven by record quarterly production of 90,618 ounces in Q3 2018. Gold sales at Macassa increased 22%, to 54,103 ounces from 44,456 ounces in Q3 2017, while ounces sold at the Holt and Taylor mines increased 24% and 18%, to 20,212 and 13,655 ounces, respectively. Partially offsetting the favourable impact of higher gold sales was a $78 per ounce or 6% decline in the average realized gold price per ounce, to $1,204 in Q3 2018 from $1,282 in Q3 2017, which reduced revenue by $14.3 million in Q3 2018 compared to Q3 2017. There was also a $0.5 million favourable impact on revenue from foreign exchange rate changes year over year.

Q3 2018 revenue increased $8.0 million or 4% from $214.7 million in Q2 2018. A 12% increase in gold sales, from 164,305 ounces in Q2 2018 to 184,517 ounces in Q3 2018, had a $26.3 million favourable impact on revenue compared to the previous quarter. This favourable impact was largely offset by a $17.9 million negative impact on revenue from a 7% reduction in the average realized gold price per ounce ($1,204 in Q3 2018 versus $1,301 in Q2 2018). There was also a $0.4 million reduction related to foreign exchange rate changes.

Revenue for YTD 2018 totaled $635.6 million, an increase of $100.5 million or 19% from $535.1 million for the same period in 2017. Contributing to the $100.5 million increase in revenue was a $87.3 million favourable impact from a 16% increase in gold sales, to 496,585 ounces from 427,017 ounces for the same period in 2017. In addition, a $20 per ounce or 2% increase in the average realized gold price per ounce, to $1,275 for YTD 2018 versus $1,255 for YTD 2017, increased revenue by $10.0 million for YTD 2018 versus YTD 2017. There was also a $3.2 million favourable impact from changes to foreign exchange rates on YTD revenue year over year. The increase in gold sales for YTD 2018 mainly resulted from strong sales growth at both Fosterville and Macassa. Gold sales at Fosterville totaled 233,139 ounces, a 31% increase from 178,315 ounces for YTD 2017. At Macassa YTD 2018 gold sales totaled 170,191 ounces versus 143,254 ounces for the same period in 2017. The increases in gold sales at both Fosterville and Macassa reflected strong production growth at both mines due to significant improvement the average grades for YTD 2018 versus YTD 2017.

Earnings from Mine Operations

Earnings from mine operations in Q3 2018 totaled $115.3 million, an increase of $41.9 million or 57% from $73.4 million in Q3 2017 and $5.8 million or 5% higher than $109.5 million the previous quarter. The increase from the same period in 2017 mainly reflected strong revenue growth. Production costs in Q3 2018 totaled $64.9 million, compared to production costs of $66.5 million in Q3 2017, which included $5.8 million of production costs for the Northern Territory operations, which were placed on care and maintenance effective June 30, 2017. Depletion and depreciation costs in Q3 2018 totaled $36.0 million, which compared to $31.7 million in Q3 2017 as the impact of higher gold production was partially offset by a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q3 2018 totaled $6.6 million versus $5.1 million in Q3 2017, with the increase mainly reflecting higher sales volumes. The increase in earnings from mine operations from the previous quarter related to revenue growth as well as lower production costs, with the reduction in production costs mainly at Macassa, reflecting the increased use of long-hole stoping mining methods and reduced maintenance expenses. These favourable factors were partially offset by higher levels of depletion and depreciation expense and royalty costs in line with greater production and sales volumes during Q3 2018.

For YTD 2018, earnings from mine operations totaled $317.5 million, a $120.6 million or 61% increase from $196.9 million for the same period in 2017. The increase reflected revenue growth of 19%, as well as lower production costs and depletion and depreciation costs. Lower production costs for YTD 2018 reflected the inclusion of $37.4 million of production costs related to the Northern Territory operations in the first nine months of 2017. A $6.6 million reduction in depletion and depreciation expense resulted from the increase in Mineral Reserves and Mineral Resources included in the December 31, 2017 Mineral Reserve and Mineral Resource estimates. Royalty costs for YTD 2018 totaled $18.8 million compared to $15.2 million for YTD 2017, with the increase reflecting higher sales volumes in YTD 2018.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $351 in Q3 2018, a 27% improvement from $482 in Q3 2017 largely reflecting an 82% improvement in the average grade at Fosterville compared to the third quarter a year earlier. Operating cash costs per ounce sold at Fosterville were $189 per ounce, a 36% improvement from $295 per ounce in Q3 2017. At Macassa, operating cash costs per ounce in Q3 2018 averaged $439, a 16% improvement from $521 for the same period in 2017, with a 16% improvement in the average grade largely accounting for the lower operating cash costs per ounce. Compared to the previous quarter, operating cash costs per ounce sold improved 13% from $404 in Q2 2018, with the quarter-over-quarter improvement mainly reflecting the impact of a higher average grade at Fosterville on the mine’s operating cash costs. Fosterville’s operating cash costs per ounce sold in Q3 2018 was 21% better than the previous quarter ($239 in Q2 2018).

AISC per ounce sold in Q3 2018 averaged $645 compared $845 in Q3 2017, with the significant improvement largely resulting from the 27% improvement in operating cash costs per ounce sold compared to Q3 2017. Also contributing to the improvement were lower sustaining capital expenditures on a per ounce sold basis, reflecting higher sales volumes in Q3 2018 compared to the same period a year earlier. Sustaining capital expenditures totaled $41.4 million or $224 per ounce sold in Q3 2018, which compared to $38.3 million or $278 per ounce sold in Q3 2017. Q3 2018 AISC per ounce sold improved 15% from $757 the previous quarter. In addition to the improvement in operating cash costs per ounce sold, the increase related mainly to lower levels of sustaining capital expenditures, which in Q2 2018 totaled $44.1 million or $268 per ounce.

For YTD 2018, operating cash costs per ounce sold averaged $397, a 22% improvement from $508 for YTD 2017, with the improvement mainly reflecting higher average grades at Fosterville and Macassa. AISC per ounce sold for YTD 2018 averaged
$738, 9% better than AISC per ounce sold of $811 for YTD 2017. Sustaining capital expenditures for YTD 2018 totaled $127.6 million or $257 per ounce sold, which compared to $96.1 million or $225 per ounce sold for YTD 2017. Higher sustaining capital expenditures were included in the Company’s 2018 budget and related mainly to planned investments at Fosterville intended to support multiple years of production, including extensive underground development to establish new sources of production and purchases of new mobile equipment.

Additional Expenses

Exploration and evaluation expenditures (expensed) in Q3 2018 were $20.3 million, 22% higher than $16.7 million in Q3 2017. The year-over-year increase reflected the Company’s significant commitment to organic growth through continued exploration success. Exploration and evaluation expenditures in Q3 2018 compared to $15.8 million in Q2 2018. Exploration and evaluation expenditures (expensed) for YTD 2018 totaled $52.8 million, a 45% increase from $36.4 million for YTD 2017. Exploration and evaluation expenditures for YTD 2018 included $44.8 million in Australia, including $26.1 million in the Northern Territory and $18.6 million at Fosterville, and $8.0 million in Canada, divided between Taylor and Macassa.

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $5.6 million in Q3 2018, unchanged from Q3 2017 and compared to $5.8 million for the previous quarter. For YTD 2018, corporate G&A expense totaled $18.3 million versus $15.6 million for the same time in 2017. The level of corporate G&A expense for YTD 2018 largely reflected the weighting of legal and audit fees and incentive compensation expense to the first half of the year.

Share based payment expense in Q3 2018 totaled $0.5 million, compared to $1.0 million in Q3 2017 and $1.6 million the previous quarter. YTD 2018 share based payment expense totaled $3.9 million versus $3.3 million for YTD 2017.

Other loss/income had a significant impact on the comparison of net earnings in Q3 2018 to Q3 2017 and Q2 2018. Other loss in Q3 2018 totaled $5.8 million compared to other income of $21.3 million in Q2 2017 and other income of $4.3 million the previous quarter. The main factor contributing to other loss in Q3 2018 was a $6.4 million pre-tax mark-to-market loss on the fair valuing of the Company’s common share purchase warrants, with most of the loss relating to the Company’s 14.0 million Novo warrants. Partially offsetting the impact of the mark-to-market loss were unrealized and realized foreign exchange gains of $0.6 million, mainly resulting from the Australian dollar weakening against the US dollar during the quarter. Q3 2017 other income of $21.3 million largely reflected a $19.5 million pre-tax mark-to-market gain on fair valuing the Company warrants. Other income for the previous quarter of $4.3 million mainly reflected unrealized and realized foreign exchange gains of $6.5 million, which was partially offset by a $2.7 million pre-tax mark-to-market loss on fairing valuing the Company’s warrants. For YTD 2018, other income totaled $3.9 million, as realized and unrealized foreign exchange gains of $11.0 million were partially offset by a $7.3 million pre-tax market-to-market loss on the fair valuing of warrants. YTD 2017 other income of $22.0 million mainly related to a $19.7 million pre-tax mark-to-market gain on the fair valuing of warrants.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance costs in Q3 2018 totaled $0.7 million versus $2.3 million in Q3 2017 and $1.1 million in Q2 2018. The change in finance costs from Q3 2017 mainly related to the maturity of the Company’s C$62.1 million 7.5% unsecured convertible debentures ("7.5% convertible debentures") on December 31, 2017 (99% of the debentures were converted into Kirkland Lake Gold common shares). Finance costs in Q3 2017 included interest payments on the 7.5% convertible debentures prior to their maturity. The reduction in finance costs from the previous quarter was due to lower interest on finance leases and other bank charges. YTD 2018 finance costs totaled $2.5 million, which compared to $8.7 million for YTD 2017. The year-to-date reduction related mainly to interest payments in 2017 related to the 7.5% convertible debentures, as well as the Company’s C$56.8 million 6% convertible debentures, which matured and were repaid with existing cash on June 30, 2017.

Income tax expense in Q3 2018 included current income tax expense of $8.0 million and deferred income tax expense of $19.1 million. The deferred tax expense in Q3 2018 resulted from the utilization of $24.6 million of deferred tax assets to reduce current income tax expense, which was offset by $4.5 million of tax recovery. In Q3 2017, current income tax expense totaled $12.0 million, while deferred income tax expense totaled $8.3 million. For the previous quarter, the Company reported current income tax expense of $10.5 million and deferred tax expense of $18.1 million. The $18.1 million of deferred tax expense reflected the utilization of $16.3 million of deferred tax assets to reduce current income tax expense during Q2 2018. YTD 2018 current income tax expense totaled $23.7 million, while deferred tax expense totaled $53.9 million. Deferred income tax expense for YTD 2018 reflected the utilization of $53.3 million of deferred tax assets to reduce current income tax expense. Income tax expense for YTD 2017 included $31.4 million of current income tax expense as well as deferred income tax expense of $19.4 million.

Net Earnings in Q3 2018 total $55.9 million or $0.27 per basic share

Net earnings in Q3 2018 totaled $55.9 million ($0.27 per basic share), an increase of $12.2 million or 28% from $43.7 million ($0.21 per basic share) in Q3 2017. Net earnings in Q3 2018 were entirely from continuing operations. Net earnings in Q3 2017 included earnings from continuing operations of $45.5 million ($0.22 per basic share) and loss from discontinued operations of $1.7 million ($0.01 per basic share), related to the Company’s Stawell Mine, which was placed on care and maintenance in December 2016 and sold on December 21, 2017. The 23% increase in net earnings in Q3 2018 compared to earnings from continuing operations in Q3 2017, mainly resulted from the impact of a $46.0 million or 26% increase in revenue, due to higher gold sales, which more than offset a reduction in the average realized price. Also contributing to the increase were lower finance costs and care and maintenance expense. Partially offsetting these favourable factors was other loss of $5.8 million in Q3 2018 versus other income of $21.3 million in Q3 2017, with the $27.0 million variance mainly related to fair valuing the Company’s warrants in both periods. The Company also had higher depletion and depreciation expense in Q3 2018 compared to Q3 2017, reflecting higher production volumes, and an increase in exploration and evaluation expense, consistent with the Company’s ongoing commitment to organic growth through exploration success.

Q3 2018 net earnings compared to net earnings for the previous quarter of $61.5 million ($0.29 per basic share). As with Q3 2018 net earnings, Q2 2018 net earnings were entirely from continuing operations. The comparison of net earnings in Q3 2018 to Q2 2018 was significantly influenced by the change in the average realized gold price, with the $97 per ounce or 7% reduction quarter over quarter having a negative impact of $17.8 million on the Company’s revenue and largely offsetting the favourable impact of higher gold sales. Also contributing to the change in net earnings in Q3 2018 versus Q2 2018 was the Q3 2018 other loss of $5.8 million, which compared to other income of $4.3 million in Q2 2018, with the latter mainly due to unrealized and realized foreign exchange gains. The Company also recorded an increase in exploration and evaluation expense as well as depletion and depreciation costs in Q3 2018 compared to the previous quarter.

Net earnings for YTD 2018 totaled $167.4 million ($0.79 per basic share), an increase of $76.0 million or 83% from net earnings of $91.4 million ($0.44 per basic share) for YTD 2017. Net earnings for YTD 2018 were entirely from continuing operations, whereas net earnings for YTD 2017 included earnings from continuing operations of $99.2 million ($0.48 per basic share) and loss from discontinued operations of $7.8 million ($0.04 per basic share) related to the Company’s Stawell Mine. The increase in net earnings compared to YTD 2017 earnings from continuing operations reflected a $100.5 million or 19% increase in revenue, due to both higher volumes and realized gold prices. Also contributing to the increase in net earnings from continuing operations were lower production costs, reduced depletion and depreciation expense, as well as reductions in care and maintenance and finance costs. Partially offsetting these factors were lower other income, increased exploration and evaluation expense and higher corporate G&A expense.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted net earnings (Non-IFRS) in Q3 2018 total $60.6 million or $0.29 per basic share

The Company’s adjusted net earnings for Q3 2018 totaled $60.6 million ($0.29 per basic share), which compared to adjusted net earnings of $35.4 million ($0.17 per basic share) in Q3 2017. The difference between adjusted net earnings and net earnings in Q3 2018 mainly reflected the exclusion of a $6.4 million pre-tax mark-to-market loss ($4.7 million on an after-tax basis) on the fair valuing the Company’s warrants. The difference between adjusted net earnings and net earnings in Q3 2017 related to the exclusion from adjusted net earnings of $14.1 million of pre-tax mark-to-market gains ($10.4 million on an after-tax basis) on the fair valuing of the Company’s warrants, as well as the exclusion of a $1.7 million loss from discontinued operations and severance payments made during the quarter of $0.4 million ($0.3 million on an after-tax basis).

Adjusted net earnings in Q3 2018 compared adjusted net earnings in Q2 2018 of $63.4 million ($0.30 per basic share). The difference between adjusted net earnings and net earnings in Q2 2018 mainly reflected the exclusion of a $2.7 million pre-tax mark-to-market loss ($2.0 million on an after-tax basis) on fair valuing the Company’s warrants from adjusted net earnings.

For YTD 2018, adjusted net earnings totaled $176.6 million ($0.84 per basic share), which compared to adjusted net earnings of $92.0 million ($0.44 per basic share) for YTD 2017. The difference between adjusted net earnings and net earnings for YTD 2018 reflected the exclusion from adjusted net earnings of the $7.3 million pre-tax mark-to-market loss ($5.4 million on an after-tax basis) related to fair valuing the Company’s warrants, as well as $5.4 million related to pre-tax purchase price allocation adjustments on inventories ($3.8 million after tax). The difference between adjusted net earnings for YTD 2017 and net earnings for the same period mainly resulted from the exclusion of $14.1 million of pre-tax gains ($10.4 million after tax) related to fair valuing the Company’s warrants, loss from discontinued operations of $7.8 million (after-tax), $2.6 million of pre-tax purchase-price allocation adjustments on inventories ($1.8 million on an after-tax basis), $1.5 million of pre-tax severance payments ($1.1 million on an after-tax basis) and $0.4 million ($0.3 million on an after-tax basis) of transaction costs related to acquisitions in 2016.

Q3 2018 net cash provided by operating activities of continuing operations of $128.4 million, free cash flow (Non-IFRS) totals $52.2 million

Cash totaled $257.2 million at September 30, 2018, which compared to $298.5 million at June 30, 2018. The reduction in cash in Q3 2018 reflected a number of uses of cash that more than offset the impact of record quarterly cash flow from operating activities from continuing operations as well as the utilization of tax losses to reduce the level of current income taxes paid. Among the main uses of cash during Q3 2018, a total of $130.3 million was used for investing activities, which included increased capital expenditures as progress with the Company’s growth projects ramped up during Q3 2018 and, the use of $47.8 (C$62.5) of cash to acquire 32.6 million common shares of Osisko. An additional $37.9 million was used for financing activities, including $29.8 (C$38.9) million to repurchase 1,570,600 common shares through the Company’s normal course issuer bid, $4.8 million for quarterly dividend payments and $4.0 million used to meet finance lease obligations. There was also a $1.5 million use of cash related to foreign exchange changes.

Net cash provided by operating activities of continuing operations in Q3 2018 of $128.4 million was $56.0 million or 77% higher than net cash provided by operating activities of continuing operations of $72.4 million in Q3 2017 and increased $7.5 million or 6% from net cash provided by operating activities of continuing operations of $120.9 million in Q2 2018. Free cash flow in Q3 2018 totaled $52.2 million, an increase of $15.1 million or 40% from Q3 2017. Q3 2018 free cash flow compared to Q2 2018 free cash flow of $60.7 million, with the change mainly related to higher levels of growth capital expenditures in Q3 2018, reflecting progress with the Company’s key growth projects, partially offset by increased levels of cash flow from operating activities in Q3 2018.

The Company’s cash position of $257.2 million at September 30, 2018 compared to total cash of $231.6 million at December 31, 2017. Contributing to the 11% increase in cash was cash flow from operating activities of continuing operations of $338.9 million, mainly reflecting the impact of strong revenue growth, as well as the utilization of tax losses which reduced current income taxes paid during the first nine months of 2018. These factors were partially offset by cash used for investing activities of $244.8 million, which reflected increased capital expenditures as the Company invested to advance its growth projects, as well as the investment of $47.8 million of cash to acquire 32.6 million common shares of Osisko in Q3 2018 and $16.1 ($20.0) million of cash to acquire four million common shares of Novo in Q2 2018. The Company also used $58.3 million for financing activities, including $30.8 (C$40.3) million to repurchase 1,640,000 of the Company’s common shares, $19.5 million for the payment of finance lease obligations and $11.5 million for quarterly dividend payments. There was also a $10.2 million use of cash related to foreign exchange changes during the first nine months of 2018.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net cash provided by operating activities of continuing operations for YTD 2018 totaled $338.9 million, a 56% increase from $217.7 million for YTD 2017, with strong revenue growth and improved unit costs being the key drivers of the increase compared to YTD 2017. Free cash flows for YTD 2018 grew 29% from YTD 2017, to $163.1 million from $126.8 million for the same period in 2017. The increase in free cash flow reflected the growth in net cash provided by operating activities of continuing operations, partially offset the impact of significantly higher capital expenditures, mainly reflecting the commencement of a number of key growth projects at Macassa and Fosterville in 2018.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.0 million tonnes grading an average of 21.0 grams per tonne for 2.0 million ounces as at December 31, 2017.

Operating results	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Total Ore Milled (t)	92,503	93,391	268,945	289,935
Run of Mine (t)	92,503	92,377	268,945	267,924
Low Grade (t)	—	1,014	—	22,011
Average Grade (g/t)	19.2	16.5	20.2	15.7
Run of Mine (g/t)	19.2	16.6	20.2	16.9
Low Grade (g/t)	—	2.0	—	1.6
Gold Contained (oz)	57,115	49,504	174,475	146,777
Recovery (%)	97.3%	97.4%	97.5%	97.2%
Gold Produced (oz)	55,582	48,206	170,190	142,628
Development metres - operating	1,311	1,128	2,955	2,632
Development metres - capital	1,468	1,334	5,412	4,418
Production costs	$23,772	$23,225	$76,520	$74,101
Operating cash costs per ounce sold(1)	$439	$521	$449	$516
AISC per ounce sold(1)	$722	$841	$739	$804
Total capital expenditures (in thousands)	$34,973	$15,091	$72,354	$39,360

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-40 of this MD&A.

The Macassa Mine produced 55,582 ounces in Q3 2018 based on processing 92,503 tonnes at an average grade of 19.2 g/t and average mill recoveries of 97.3%. Q3 2018 production was 15% higher than the 48,206 ounces produced in Q3 2017, when 93,391 tonnes were processed at an average grade of 16.5 g/t and average mill recoveries of 97.4%. The increase from the same quarter in 2017 resulted from a 16% improvement in the average grade, largely reflecting mining higher-grade stopes due to mine sequencing and the impact of improvements in grade control practices. The strong grade performance related mainly to stope production on or around the 5700-foot level, where mining commenced at the end of last year and which represents the deepest production recorded to date in the South Mine Complex ("SMC"). Q3 2018 production at Macassa compared to record quarterly production of 60,571 ounces in Q2 2018, when the mine processed 89,781 tonnes at an average grade of 21.5 g/t and average recoveries of 97.7%. The change from the previous quarter related to a higher average grade in Q2 2018, mainly reflecting the mining of higher-grade stopes and a greater impact from positive grade reconciliations during the previous quarter.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

In Q3 2018, Macassa's production costs totaled $23.8 million, compared to $23.2 million in Q3 2017 and $26.0 million in Q2 2018. The reduction in production costs from the previous quarter mainly reflected increased use of long-hole stoping mining methods and reduced equipment maintenance expenditures. The mine’s operating cash costs per ounce sold averaged $439, a 16% improvement from $521 in Q3 2017 reflecting a higher average grade in Q3 2018. Q3 2018 operating cash costs compared to operating cash costs per ounce sold of $414 the previous quarter with the change due to a higher average grade in Q2 2018 when the mine achieved record quarterly production. AISC per ounce sold for Q3 2018 averaged $722, 14% better than average AISC of $841 per ounce sold in Q3 3017. The improvement in AISC from the same period in 2017 reflected both lower operating cash costs per ounce sold as well as a reduction in sustaining capital expenditures per ounce sold, with both improvements mainly due to the impact of higher grades on production and sales levels. Sustaining capital expenditures totaled $13.5 million or $250 per ounce sold in Q3 2018, which compared to sustaining capital expenditures of $13.0 million or $292 per ounce sold in Q3 2017. Q3 2018 AISC per ounce sold compared to AISC of $687 per ounce sold in Q2 2018. The change from the prior quarter was largely a reflection of the higher average grade in Q2 2018, which resulted in greater production and sales volumes and lower operating cash costs and AISC on a per ounce sold basis. In Q2 2018, sustaining capital expenditures totaled $14.9 million or $238 per ounce sold. Reduced capital development metres in Q3 2018 compared to the prior quarter, mainly accounted for the quarter-over-quarter reduction in total sustaining capital expenditures.

Production at Macassa for YTD 2018 totaled 170,190 ounces, a 19% increase from 142,628 ounces for YTD 2017. YTD 2018 production resulted from processing 268,945 tonnes at an average grade of 20.2 g/t and average recoveries of 97.5%. All tonnes processed in YTD 2018 were from mine production. For YTD 2017, a total of 289,935 tonnes were processed at an average grade of 15.7 g/t. Of tonnes processed for YTD 2017, 267,924 tonnes related to mine production and averaged 16.9 g/t, with the remaining 22,011 tonnes being drawn from low-grade stockpiles and averaging 1.6 g/t. The 20% increase in the average grade from mine production for YTD 2018 compared to the previous year largely reflected mine sequencing, with YTD 2018 production coming from higher-grade stopes deeper in the SMC, as well as the impact of favourable grade reconciliations and improved grade control practices.

Production costs for YTD 2018 totaled $76.5 million compared to $74.1 million for YTD 2017. Operating cash costs per ounce sold averaged $449, a 13% improvement from $516 for YTD 2017, with higher average grades largely accounting for the lower unit operating cash costs. AISC per ounce sold for YTD 2018 averaged $739, 8% better than $804 for YTD 2017. Sustaining capital expenditures for YTD 2018 totaled $43.2 million or $254 per ounce sold, which compared to sustaining capital expenditures of $37.1 million or $259 per ounce sold for YTD 2017. The improvement in AISC on a per ounce sold basis for YTD 2018 reflected the favourable impact of a higher average grade on sales volumes. The increase in total sustaining capital expenditures compared to YTD 2017 was mainly due to higher planned levels of capital development.

Growth projects: The Company’s full-year 2018 growth capital expenditure guidance as at January 17, 2018 of $85 - $95 million included approximately $45 million related to two projects at Macassa, the #4 shaft project and expenditures for a new tailings impoundment area. As at September 30, 2018, growth capital expenditures at Macassa for the year to date totaled $29.1 million. Of total growth expenditures, $19.8 million related to the #4 shaft project with the remainder primarily to the new tailings impoundment area. Work on the #4 Shaft project during Q3 2018 focused on sinking the shaft collar, completing of the hoist foundations, and completion of the shaft forms and installation and commissioning of the winch in advance of pouring concrete for headframe construction, which commenced in early October and was completed to a height of 215 feet by October 20, 2018. Work in the fourth quarter will focus on completing hoist construction, including installing the hoists, and completing the headframe. As a result of the accelerated delivery of a number of large components, including the hoist, during Q4 2018, as well as investments related to new projects, growth capital expenditures for Macassa during full-year 2018 are now expected to be higher than the initial target of $45 million. The project remains on track to commence full-face shaft sinking in the second quarter of 2019 and for phase one completion by the second quarter of 2022.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 559 claims for an aggregate area of 11,528 hectares. The Taylor Mine consists of 77 claims for a total area covering 3,080 hectares. In total, the three mines comprise total proven and probable reserves estimated at 663,000 ounces of gold as at December 31, 2017.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holt Mine

Operating results	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Total Ore Milled (t)	135,849	124,394	353,472	335,493
Average Grade (g/t)	5.0	4.5	4.7	4.6
Gold Contained (oz)	21,695	17,992	53,843	50,065
Recovery (%)	95.0%	94.5%	94.7%	94.7%
Gold Produced (oz)	20,609	16,995	50,996	47,414
Development metres - operating	633	941	2,233	3,161
Development metres - capital	1,060	746	2,976	2,618
Production costs	$12,190	$11,055	$35,394	$33,312
Operating cash costs per ounce sold(1)	$603	$678	$681	$708
AISC per ounce sold(1)	$999	$1,116	$1,115	$1,047
Total capital expenditures (in thousands)	$5,916	$5,153	$16,777	$9,881

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-40 of this MD&A.

During Q3 2018, the Holt Mine achieved record quarterly production of 20,609 ounces, a 21% increase from 16,995 ounces in Q3 2017 and 50% higher than 13,712 ounces the previous quarter. The increase in production from both prior periods resulted from a combination of higher tonnage, improved average grades and mill recoveries. Production in Q3 2018 resulted from processing 135,849 tonnes at an average grade of 5.0 g/t and average recoveries of 95.0%, which compared to 124,394 tonnes being processed at an average grade of 4.5 g/t and average recoveries of 94.5% in Q3 2017 and 95,343 tonnes being processed at an average grade of 4.8 g/t and average recoveries of 94.2% in Q2 2018. During Q2 2018, the mine had a 21-day planned shutdown to replace approximately 700 guides on the Holt shaft, which impacted both tonnes processed and ounces produced for the quarter.

Holt's production costs totaled $12.2 million in Q3 2018, which compared to $11.1 million in Q3 2017 and $11.5 million the previous quarter. Higher production costs largely reflected increased tonnage mined and milled compared to both prior periods. Operating cash costs per ounce sold in Q3 2018 averaged $603 per ounce, an 11% improvement from $678 per ounce sold in Q3 2017 and 29% better than $846 in Q2 2018. The improvement in Q3 2018 from both prior periods related to higher average grades and increased production and sales volumes, with the mine having a relatively high level of fixed costs. AISC per ounce sold in Q3 2018 averaged $999 compared to $1,116 in Q3 2017 and 1,380 the previous quarter. Sustaining capital expenditures totaled $5.8 million or $285 per ounce sold, which compared to $4.9 million or $303 per ounce sold in Q3 2017 and $5.4 million or $397 per ounce sold in Q2 2018. The increase is total sustaining capital expenditures compared to Q3 2017 related largely to increased capital development during Q3 2018, including a greater proportion of raise development versus lateral development in Q3 2017.

For YTD 2018, Holt produced 50,996 ounces, an 8% increase from 47,414 ounces for YTD 2017. The increase in production mainly reflected a 5% improvement in mill throughput, to 353,472 tonnes at an average grade of 4.7 g/t and average recoveries of 94.7%, which compared 335,493 tonnes processed at an average grade of 4.6 g/t and average recoveries of 94.7% for YTD 2017. Production costs for YTD 2018 totaled $35.4 million, while operations cash costs per ounce sold and AISC per ounce sold averaged $681 and $1,115, respectively. By comparison, production costs for YTD 2017 totaled $33.3 million, while operating cash costs per ounce sold averaged $708 and AISC per ounce sold averaged $1,047. Sustaining capital expenditures for YTD 2018 totaled $16.4 million or $315 per ounce sold, which compared to $9.7 million or $206 per ounce sold for YTD 2017, when both capital development and equipment expenditures were significantly lower than during the first nine months of 2018.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Taylor Mine

Operating results	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Total Ore Milled (t)	94,092	71,897	278,266	202,706
Average Grade (g/t)	4.7	5.0	4.6	5.5
Gold Contained (oz)	14,141	11,584	41,559	35,594
Recovery (%)	94.3%	95.5%	94.6%	96.2%
Gold Produced (oz)	13,333	11,066	39,328	34,223
Development metres - operating	855	763	3,411	2,770
Development metres - capital	328	765	1,282	1,966
Production costs	$10,677	$7,813	$31,713	$21,357
Operating cash costs per ounce sold(1)	$780	$676	$767	$625
AISC per ounce sold(1)	$990	$1,054	$1,076	$881
Total capital expenditures (in thousands)	$3,045	$4,970	$12,899	$8,928

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-40 of this MD&A.

Gold production from the Taylor Mine during Q3 2018 totaled 13,333 ounces, based on processing 94,092 tonnes at an average grade of 4.7 g/t and average recoveries of 94.3%. Q3 2018 production increased 20% from Q3 2017, when production totaled 11,066 ounces based on 71,897 tonnes processed at an average grade of 5.0 g/t and average recoveries of 95.5%. Production in Q3 2018 was 3% higher than the previous quarter, when a total of 99,711 tonnes were processed at an average grade of 4.3 g/t and average recoveries of 94.1%.

Production costs at Taylor in Q3 2018 totaled $10.7 million, compared to $7.8 million in Q3 2017 and $11.0 million the previous quarter, with the reduction from the previous quarter mainly due to lower levels of operating development in Q3 2018. Operating cash costs per ounce sold in Q3 2018 averaged $780, which compared to $676 in Q3 2017 and $850 the previous quarter. The change in operating cash cost per ounce sold from both prior periods mainly related to the average grades, with the average grade of 4.7 g/t in Q3 2018 being lower than in Q3 2017, but better than the average grade of 4.3 g/t the previous quarter. AISC per ounce sold in Q3 2018 averaged $990, a 6% improvement from $1,054 in Q3 2017 and 13% better than $1,137 the previous quarter. Sustaining capital expenditures in Q3 2018 totaled $2.5 million or $186 per ounce sold, which compared to $4.1 million or $358 per ounce in Q3 2017 and $3.4 million or $261 per ounce the previous quarter. The reduction in total sustaining capital expenditures in Q3 2018 compared to both prior periods was largely due lower mobile equipment purchases, as well as a reduction in capital development metres in Q3 2018.

For YTD 2018, Taylor produced 39,328 ounces from processing 278,266 tonnes at an average grade of 4.6 g/t and average recoveries of 94.6%. YTD 2018 production compared to YTD 2017 production of 34,223 ounces, which resulted from processing 202,706 tonnes at an average grade of 5.5 g/t and average recoveries of 96.2%. Production costs for YTD 2018 totaled $31.7 million versus $21.4 million for YTD 2017. Operating cash costs per ounce sold averaged $767, while AISC per ounce sold averaged $1,076. For YTD 2017, average operating cash costs per ounce sold were $625, while average AISC per ounce sold were $881. Lower average grades for YTD 2018 mainly accounted for the increase in operating cash costs and AISC per ounce sold, with AISC per ounce sold also reflecting the timing of sustaining capital expenditures in both years. Sustaining capital expenditures for YTD 2018 totaled $11.8 million or $287 per ounce sold, which compared to $8.0 million or $235 per ounce sold for YTD 2017. During 2017, just over half of the total sustaining capital expenditures for the full year were invested in the fourth quarter, largely related to construction of underground ventilation infrastructure in support of long-term production sustainability at the mine. Sustaining capital expenditures in 2018 are more evenly distributed through the four quarters of the year.

Holloway Mine

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future subject to the mine realizing enhanced economics through exploration success. During 2017, 287 ounces were processed from Holloway (including 267 ounces in Q1 2017 and 13 ounces in Q4 2017). For YTD 2018, 47 ounces of production related the processing of stockpiled material from the Holloway Mine. Of these production ounces, 33 ounces were produced in Q1

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

2018, with the remaining 14 ounces produced in Q3 2018.

Australian Mine Operations

Results for the first six months of 2017 included production, sales and costs for both the Fosterville mine and operations in the Northern Territory (the Cosmo mine and Union Reefs mill). Operations in the Northern Territory were placed on care and maintenance effective June 30, 2017. Production, sales and costs related for the Northern Territory in Q3 2017 relate to the processing of stockpiled material following the operation’s placement on care and maintenance.

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.6 million ounces to date. During 2017, total reserves at Fosterville increased 247% from those at December 31, 2016. At December 31, 2017, the mine had total reserves of 2.3 million tonnes at an average grade of 23.1 grams per tonne for a total of 1.7 million ounces.

Operating results	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Total Ore Milled (t)	113,101	143,326	358,112	428,599
Average Grade (g/t)	25.6	14.1	20.9	14.2
Gold Contained (oz)	92,955	65,002	240,176	195,587
Recovery (%)	97.5%	94.7%	96.6%	94.4%
Gold Produced (oz)	90,618	61,535	231,923	184,688
Development metres - operating	531	842	1,741	2,017
Development metres - capital	1,808	1,362	5,362	3,327
Production costs	$18,212	$18,583	$59,201	$52,863
Operating cash costs per ounce sold(1)	$189	$295	$231	$281
AISC per ounce sold(1)	$416	$574	$498	$501
Total capital expenditures (in thousands)	$28,272	$18,689	$75,942	$41,099

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-40 of this MD&A.

The Fosterville Mine produced a record 90,618 ounces in Q3 2018, based on processing 113,101 tonnes at an average grade of 25.6 g/t and average mill recoveries of 97.5%. Q3 2018 production increased 47% from 61,535 ounces in Q3 2017, when the mine processed 143,326 tonnes at an average grade of 14.1 g/t and average recoveries of 94.7%. Production in Q3 2018 increased 17% from 77,462 ounces in Q2 2018, reflecting a 24% increase in the average grade. During Q2 2018, a total of 121,342 tonnes was processed at an average grade of 20.6 g/t and average recoveries of 96.2%. In early August 2018, the Company commissioned a second gravity circuit at Fosterville, which resulted in a spike in the flotation concentrate grade reflecting the recovery of coarse-grain gold from low velocity zones of the grinding circuit.

Fosterville's production costs totaled $18.2 million in Q3 2018 compared to $18.6 million in Q3 2017 and $18.0 million the previous quarter. The mine’s operating cash costs per ounce sold in Q3 2018 averaged $189, the lowest quarterly average since the underground mine opened in 2005. Operating cash costs per ounce sold for the quarter compared to $295 in Q3 2017 and $239 the previous quarter. The strong operating cash cost per ounce sold performance in Q3 2018 was mainly a reflection of the average grade, which at 25.6 g/t, was 82% and 24% higher than in Q3 2017 and Q2 2018, respectively. AISC per ounce sold in Q3 2018 averaged $416 per ounce, a 28% improvement from $574 in Q3 2017 and 23% better than $538 the previous quarter. Sustaining capital expenditures in Q3 2018 totaled $19.6 million or $203 per ounce sold, which compared to $16.0 million or $254 per ounce sold in Q3 2017 and $20.4 million or $272 per ounce sold the previous quarter.

Production at Fosterville for YTD 2018 totaled 231,923 ounces, a 26% increase from 184,688 ounces for YTD 2017. YTD 2018 production resulted from processing 358,112 tonnes at an average grade of 20.9 g/t and average recoveries of 96.6%, which compared to processing 428,599 tonnes at an average grade of 14.2 g/t and average recoveries of 94.4% for YTD 2017. A 47% increase in the average grade compared to YTD 2017 mainly resulted from the continued transition to mining deeper, higher-grade stopes, which include quartz veins containing significant amounts of visible gold. The reduction in tonnes milled

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to the prior year reflected the mine’s focus on extracting high-grade stopes at depth within the Lower Phoenix System. Mined and processed tonnes are expected to increase in the latter half of 2019 as major capital projects are completed, including new ventilation, a paste-fill plant and capital and exploration development.

Production costs for YTD 2018 totaled $59.2 million compared to $52.9 million for YTD 2017. Operating cash costs per ounce sold averaged $231, an 18% improvement from $281 for YTD 2017, with higher average grades largely accounting for the improved operating cash costs per ounce sold. AISC per ounce sold for YTD 2018 averaged $498, similar to average AISC for YTD 2017 of $501 per ounce sold as lower operating cash costs per ounce sold were largely offset by an increase in sustaining capital expenditures, both on a total and per ounce sold basis. Sustaining capital expenditures for YTD 2018 were $56.1 million or $241 per ounce sold, which compared to $34.6 million or $194 per ounce sold for YTD 2017. The increase in sustaining capital expenditures in 2018 compared to the previous year relates to planned expenditures to increase the mine’s mobile fleet and for higher levels of underground development as the mine works towards bringing the Swan Zone at Lower Phoenix, as well as Harrier South, into full production in support of achieving the goal of reaching over 400,000 ounces of annual gold production by 2020.

Growth projects: The Company’s January 17, 2018 full-year 2018 growth capital expenditure guidance of $85-$95 million included approximately $35 million largely related to three projects at Fosterville, including a new ventilation system, involving driving two vent raises, construction of a paste fill plant and establishment of a new water treatment plant. At September 30, 2018, growth capital expenditures at Fosterville totaled $14.3 million (excluding capitalized exploration expenditures), with the fourth quarter expected to include the highest level of growth capital expenditures for the year. During Q3 2018, the level of drilling and development related to the ventilation raises increased, with some delays being encountered in advancing the raise bore drilling. Drilling of the delivery holes for the paste fill plant commenced in Q3 2018 with surface construction expected to begin once licensing is completed, expected before the end of the year. Continued progress was also achieved with construction of the new water treatment plant. Based on progress achieved to date with Fosterville’s three main projects, and expectations for work to be completed in the fourth quarter, a portion of the capital expenditures for 2018 is now expected to be incurred early in 2019, with total growth capital expenditures at Fosterville for full-year 2018 now targeted at approximately $25 million. Completion of the paste fill plant and water treatment plant is expected during the second quarter of 2019, with the new ventilation system expected to be fully operational during the third quarter of next year.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo mine, totaling over 2,000 km2 in the Northern Territory of Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Northern Territory operation, which includes the Cosmo mine and Union Reefs mill, was placed on care and maintenance effective June 30, 2017. As at December 31, 2017 the Company's Mineral Reserves in the Northern Territory totaled 2,800,000 tonnes at an average grade of 2.4 grams per tonne for 215,000 ounces.

Operating results	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Total Ore Milled (t)	—	15,243	—	259,729
Average Grade (g/t)	—	2.8	—	2.6
Gold Contained (oz)	—	1,359	—	21,671
Recovery (%)	—	94.9%	—	95.0%
Gold Produced (oz)	—	1,290	—	20,595
Development metres - operating	—	—	—	789
Development metres - capital	—	—	—	860
Production costs	$—	$5,821	$—	$37,366
Operating cash costs per ounce sold(1)	$—	$2,227	$—	$1,661
AISC per ounce sold(1)	$—	$2,305	$—	$1,958
Total capital expenditures (in thousands)	$7,718	$188	$15,213	$6,610

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-40 of this MD&A.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

With the placement of the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, there was no production from the operation in either Q3 2018 or YTD 2018. During Q3 2017, the Northern Territory produced 1,290 ounces of gold from processing 15,243 tonnes of stockpiled material at an average grade of 2.8 g/t and average recoveries of 94.9%. Total production costs in Q3 2017 were $5.8 million with operating cash costs averaging $2,227 per ounce sold and AISC averaging $2,305 per ounce sold. For YTD 2017, a total of 20,595 ounces was produced, which resulted from processing 259,729 tonnes at an average grade of 2.6 g/t at average recoveries of 95.0%. Total production costs for YTD 2017 were $37.4 million, with operating cash costs and AISC average $1,661 per ounce sold and $1,958 per ounce sold, respectively.
Following the move to care and maintenance, the Cosmo mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits within the Northern Territory assets. In December 2017, the Company announced encouraging drill results from the Lantern Deposit at the Cosmo Mine, including the intersection of new high-grade, visible-gold bearing gold mineralization approximately 250 metres north of the Lantern Mineral Resource. The results significantly increased the size of the Lantern mineralized envelope to over 500 metres along strike and 1,200 metres down-plunge. On April 30, 2018, the Company announced that high-grade, visible-gold bearing mineralization had been intersected 1,000 metres below surface down plunge of former producing open pits at Union Reefs, the location of the Company’s processing facility, highlighting the potential to establish additional sources of gold production in the Northern Territory. As at September 30, 2018, underground development into the Lantern Deposit at the Cosmo Mine was continuing, with drilling off the 920 Level drift and 610 Level drift having commenced during Q3 2018. A total of $37.3 million of exploration expenditures were incurred in the Northern Territory during YTD 2018, $26.1 million of expensed exploration expenditures and $11.2 million of capital exploration expenditures, with an additional $4.0 million of growth capital expenditures being recorded. The 2018 work program in the Northern Territory is be completed in support of establishing of a five-year production plan that is sufficiently attractive to support a resumption of operations.

GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold is targeting approximately $10.0 - $15.0 million of exploration expenditures in 2018. At Macassa, underground drilling is continuing to focus on Mineral Resource replacement and expansion. Drilling at Taylor in 2018 is targeting additional expansion of mineralization around the Shaft and West Porphyry deposits. There is no exploration drilling planned for the Holt and Holloway mines in 2018. For YTD 2018, a total of $8.0 million of exploration expenditures were incurred by the Canadian operations.

Macassa Mine

For YTD 2018, the Company completed 40,341 metres of underground exploration testing the SMC from the Macassa 5300 and 5700 levels. An additional 8,670 metres of underground exploration was completed from the Macassa 5300 Level, testing the Main Break at the former Kirkland Minerals property between the 6500 and 7000 levels, proximal to the location for #4 shaft.

Underground drilling at Macassa in 2018 is primarily focused on Mineral Resource conversion and expansion following a 58% increase in Measured and Indicated Mineral Resources as at December 31, 2017, to 2.09 million ounces at an average grade of 17.1 grams per tonne, and a 48% increase in inferred Mineral Resources to 1.32 million ounces at an average grade of 22.2 grams per tonne. At September 30, 2018, the Company had three underground exploration drills testing the SMC and Main Break from the 5300 and 5700 levels. One of the exploration drills was moved in late March to the 5700 Level for testing of the Lower SMC. The remaining two drills will continue testing the SMC and the Main Break at Kirkland Minerals from the 5305 East exploration drift.

After completing 288 metres of development drifting in 2017 to extend the 5300 Level exploration drift to the east, including excavating a new drill drift, an additional 190 metres of development drifting was completed during the first nine months of 2018, which included the excavation of a new drill bay. This new drill bay, which will support future resource conversion and expansion drilling of the SMC, was completed in April 2018. Development to the west on the 5300 Level had advanced 160 metres as at the end of September 2018, with additional extensions of the drift to be undertaken.

On July 5, 2018, the Company announced new high-grade intersections from underground drilling at Macassa within the 259- metre extension on the east side of the SMC. All but two of the new intersections were outside existing Mineral Resources,

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

highlighting the potential that exists to add to the already large resource base at Macassa. The new intersections are located within 560 metres of the location for the new #4 Shaft currently being developed, which compared to a 2.1 km distance from the existing production shaft (the #3 Shaft). Included in the results, was identification of a high-potential area within the eastern extension of the SMC, which includes high grades and true widths well in excess of those normally seen in the area. Examples of new intersections within this area included: 34.6 grams per tonne over 3.7 metre true width, 38.4 grams per tonne over 3.9 metre true width, 65.6 grams per tonne over 3.6 metre true width, 36.3 grams per tonne over 4.2 metre true width and 81.9 grams per tonne over 3.0 m true width.

The intersections reported on July 5, 2018 resulted from a continuation of the 2018 infill drilling program, with previous results reported on April 27, 2018. These results included multiple high-grade intersections both within and outside existing Mineral Resources within the SMC, with the former supporting future Mineral Resource conversion and the latter highlighting the potential to add new resources with continued drilling.

Taylor Mine

For YTD 2018, the Company completed 50,593 metres of surface and underground exploration drilling (47,073 metres from surface and 3,520 metres from underground) at the Taylor Mine. Exploration drilling during the first nine months of the year continued to focus on four key prospective areas: along the hanging wall of the Porcupine-Destor Fault (“PDF”) east of the Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit.

A number of drilling programs were ongoing as at September 30, 2018, following up on a number of key milestones from 2017. On April 25, 2018, the Company released new drill results from Taylor. The results included significantly expanding the high-grade gold zone below the West Porphyry Deposit, discovered late in 2017; extending high-grade mineralization in a high- potential area in a gap between the Shaft and West Porphyry deposits, close to existing infrastructure; and continuing to intersect high-grade mineralization along strike to the east of the Shaft Deposit, where high-grade, visible-gold bearing mineralization has been intersected up to 2.9 km to the east.

At the end of September 2018, six surface drill rigs were testing key targets on the Taylor land position, with a total of approximately 87,000 metres of surface and underground drilling planned to be completed for full-year 2018.

Australia

In 2018, an extensive program of exploration drilling and development is focused on supporting the continued growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures in Australia are targeted at $60 - $75 million for the year. To September 30, 2018, a total of $61.5 million of exploration expenditures had been incurred by the Australian Operations, including approximately $16.7 million of capitalized exploration expenditures.

Fosterville Mine

An aggressive program of exploration and definition drilling and development is planned in 2018. The program involves work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, significant resources are being directed to the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which includes greenfield core and reverse circulation percussion drilling, soil sampling, progressing land access agreements for the planned 3D seismic geophysical survey, and airborne gravity and electromagnetic surveys on newly-granted exploration licenses. Total exploration expenditures at Fosterville for YTD 2018 totaled $24.1 million, including $5.5 million of capitalized exploration expenditures.

During YTD 2018, a total of 121,674 metres of drilling were completed from five surface drills and seven underground drills. Underground drilling during the first nine months of the year largely focused on continued resource definition drilling to test the Phoenix South mineralization system, and mostly focused on the Swan and Eagle structures; with close-spaced (12.5m x 12.5m) results continuing to confirm the continuity and higher-grade tenor of the lodes.

On September 19, 2018, the Company announced results from 19 new drill holes for 6,482 metres located outside of the December 31, 2017 Measured and Indicated Mineral Resources in the Swan Zone. The results returned intervals of

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exceptionally high grades with visible gold and demonstrated that high-grade, visible-gold bearing quartz veins extend at least 200 m down-plunge from current Swan Zone Mineral Reserves. The new intersections confirmed earlier drill results that demonstrated strong continuity of high-grade, visible-gold bearing Swan mineralization over 100 m down plunge from existing Mineral Reserves. They also include the identification of high-grade Swan mineralization an additional 100 m down plunge, creating a potential 200 m envelope of exceptionally high-grade mineralization over substantial widths, with visible gold, which will drive future Mineral Reserve growth. The new results continued to increase the Company’s confidence that upcoming December 31, 2018 Mineral Reserve and Mineral Resource estimates, to be released in February 2019, will include a considerable increase in Mineral Reserves in the Swan Zone and a higher overall average grade and increased Mineral Reserve base for the Fosterville Mine as a whole.

The September 19, 2018 drill intercepts confirmed and followed up on results reported on July 31, 2018, which included 45 drill holes for 24,888 metres. The July 31st results also included high-grade intercepts with visible gold down plunge of the Swan Zone Mineral Reserves. In addition, drilling 125 metres footwall (east) of the Swan Zone identified a new, parallel mineralized structure, called Cygnet, which represents a significant opportunity for future Mineral Resource expansion. Also included in the July results was the identification of the Lower Phoenix Gold System approximately 750 metres down-plunge from the deepest current Mineral Resources. These results highlight the considerable potential that exists for future Mineral Resource growth at depth through additional exploration drilling.

Surface drilling at the Robbin’s Hill target was ongoing throughout the first nine months of 2018 and focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and continued to return sulfide mineralized intercepts with massive quartz-stibnite. On May 1, 2018, the Company announced that surface drilling has identified high-grade, visible-gold bearing mineralization at the Robbin’s Hill target, located approximately 3.8 km from the Fosterville Mine. The mineralization intersected at Robbin’s Hill displays similarities to the high-grade, visible-gold hosted quartz veins encountered in the Eagle, Swan and Harrier South zones at Fosterville with grades improving at depth. The drill results reported were between 300 metres and 550 metres from surface. Additional surface drilling is ongoing to test the depth extent of the mineralization, recognizing that the highest-grade mineralization at Fosterville Mine occurs below the 800-metre level.

Drilling and other exploration work continued on a number of the Company’s LODE targets during Q3 2018. Work completed as part of the LODE program during YTD 2018 included drilling at the Hallanan’s/Russell’s Reef target, which is testing for potential mineralization along-strike of the interpreted west-dipping Fletcher’s and Mill’s faults; drilling at the Goornong South and Sharkey’s North along-strike from mineralized trends; and investigative drilling at the Accott’s target testing for strike extensions of the Accott’s historical workings and interpreted regional Drummartin Fault; investigative drilling at the Lyell to test for extensions of historical workings at depth and along strike; and investigative drilling at Backhaus and Meadow Valley to test for potential mineralization about district/regional scale faults. Reverse circulation percussion drilling commenced at the end Q2 2018 and continues to test soil/bedrock geochemical anomalies and electromagnetic conductive trends.

Integration of datasets, including 2D seismic, airborne EM geophysical survey information (obtained in 2017) and progressive inclusion of soil results and drilling data, continue to improve geological interpretations of the district for targeting gold mineralization under cover to the northwards of the known Fosterville gold trends.

In Q1 2018, exploration licence (EL) 006504, located westwards of the township of Heathcote, was granted for a term of five years. In Q2 2018, two new ELs (006694 and 006695) to the west of Fosterville were also granted for five-year terms. These tenements ensure the Company has a cohesive (unbroken) EL package in the Fosterville district that covers over 1,850 km2. On October 30, 2018, the existing mining licence (MIN5404) was extended to 2035.

Northern Territory

Despite placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, the Company has continued work on an extensive exploration program focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards resuming mining and milling operations. Planned exploration programs in the Northern Territory in 2018 involve underground development and drilling at the Cosmo mine to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs are also planned at the formerly- producing Prospect open pit at Union Reefs, Pine Creek and other targets on the Northern Territory land position. A total of $37.3 million of exploration expenditures were incurred for YTD 2018 (inclusive of capitalized exploration expenditures and costs related to care and maintenance activities).

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For YTD 2018, the Company drilled 83,769 metres in the Northern Territory using as many as four diamond underground rigs, two diamond surface rigs and one reverse circulation percussion rig.

On December 19, 2017, the Company announced underground drill results that substantially increased the Lantern Deposit footprint around Cosmo mine, particularly to the north, and demonstrated the potential for significant growth in mineral resources.

During YTD 2018, underground drilling continued at Lantern and provided further confirmation of high-grade mineralization, particularly to the west (down-dip and down-plunge) of the current (as of December 31, 2016) Mineral Resource. At the end of Q3 2018, four underground diamond drill rigs were focussing on Lantern and Cosmo pre-production programs.

In addition, during April 2018 driving two exploration drifts commenced from the 920 and 610 metres levels of the existing Cosmo underground development (ramp), into the Lantern Deposit. A third exploration drift on the 730 Level commenced in June to provide enhanced infill drilling platform options. At the end of Q3, 2018, the three development drifts, on the 920, 610 and 730 levels, had advanced approximately 1,042 metres, 322 metres and 406 metres, respectively. The 920-Level drift and then the 610-Level drift provided the first underground exposures of the Lantern mineralization for mapping, sampling for grade and geometallurgical purposes. Drilling activities commenced from both drifts during Q3 2018. The 920-Level Drift is currently nearing completion, while the 730-Level drift is expected to be completed during Q4 2018. Development of the 610-Level drift has been discontinued due to poor ground conditions. The three drifts are well situated to support initial production platforms for the potential restart of operations at the Cosmo Mine.

At Union Reefs, surface diamond drilling at two targets, the Prospect and Crosscourse plunge extensions, was undertaken in 2017 and continued throughout YTD 2018. On April 30, 2018, the Company announced the results from four surface drill holes for 4,287 metres that were drilled to test the potential of the Prospect Deposit (“Prospect”), Crosscourse Deposit (“Crosscourse”) and the Lady Alice Deposit (“Lady Alice”), all related to historic open-pit mining activities at Union Reefs and located in close proximity to the Company’s processing plant. The results demonstrated the continuation of gold mineralization at the three deposits below known Mineral Resources, with high-grade, visible-gold bearing mineralization being intersected approximately 1,000 metres below surface. The results highlighted the potential that exists to identify additional economic deposits within the Company’s Northern Territory land position. Two surface diamond rigs were operating at Union Reefs and at the end of Q3 2018 targeting the Union South area, as well as the Lady Alice line of mineralization, to increase strike extents and confirm grade continuity and mineralization styles.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at September 30, 2018, Kirkland Lake Gold had a positive working capital balance of $161.6 million, including a cash balance of $257.2 million, which compares to a working capital of $165.3 million and cash of $231.6 million at December 31, 2017. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes, the impact of utilizing tax losses on the level of cash taxes paid and the timing of sustaining and growth capital outlays.

Cash Flow Analysis

The Company generated $128.4 million and $66.8 million, respectively, in net cash provided by operating activities of continuing operations during Q3 2018 and Q3 2017, respectively. The increase in net cash provided by operating activities of continuing operations compared to Q3 2017 mainly reflected a 34% increase in gold sales and improved unit costs, which more than offset the impact of a lower average realized gold price and higher exploration and evaluation expenditures compared to the same period in 2017. YTD 2018 net cash provided by operating activities of continuing operations totaled $338.9 million, a 56% increase from $217.7 million for YTD 2017, with strong revenue growth, reflecting both higher sales and an increase in the average realized gold price, and lower unit costs more than offsetting higher exploration and evaluation expense, as well as increased corporate G&A costs in accounting for the year-to-date improvement in 2018 compared to 2017.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net cash used in financing activities of continuing operations during Q3 2018 were $37.9 million, which are largely due to the buy back of shares and the payment of quarterly dividends. Net cash used in financing activities of continuing operations during Q3 2017 totaled $35.7 million, primarily related to the buy back of shares and the payment of finance lease obligations.

For YTD 2018, net cash used in financing activities of continuing operations were $58.3 million, which are largely due to the buy back of shares, the payment of finance lease obligations as well as the payment of quarterly dividends. Net cash used in financing activities of continuing operations during YTD 2017 totaled $83.8 million, which mainly reflected the redemption of the Company's 6% convertible debentures as at June 30, 2017, as well as the buy back of shares.

Net cash used in investing activities of continuing operations for Q3 2018 and Q3 2017 were $130.3 million and $96.9 million, respectively. Mineral property expenditures were $39.2 million and $24.4 million for Q3 2018 and Q3 2017, respectively, while amounts of $32.7 million and $10.9 million, respectively, were spent on plant and equipment during those same periods.

For YTD 2018, net cash used in investing activities of continuing operations were $244.8 million, which compared to and $164.3 million for YTD 2017. Mineral property expenditures were $102.8 million and $67.4 million for YTD 2018 and YTD 2017, respectively, and amounts of $73.1 million and $23.5 million were spent on plant and equipment during those same periods. The increase in net cash used in investing activities, both in Q3 2017 and YTD 2018, compared to the same periods in 2017 mainly reflects increased growth capital expenditures as the Company has advanced key growth projects at Macassa and Fosterville.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS.

As at September 30, 2018, the Company did not have any off-balance sheet arrangements.

OUTSTANDING SHARE INFORMATON

Outstanding Share Information

	As at September 30, 2018	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	209,658,062	—
Issued: Stock options	1,096,413	C$4.99
Issued: Restricted share units	522,327	—
Issued: Performance share units	500,270	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2017.

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations reflecting the acquisition of Newmarket Gold Inc. from November 30, 2016. The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2017.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

	2018
	Three Months Ended
(in thousands except per share amounts)	September 2018	June 2018	March 2018
Revenue	$222,701	$214,653	$198,237
Earnings before income taxes	$82,977	$90,109	$77,274
Net earnings	$55,885	$61,486	$50,037
Basic earnings per share	$0.27	$0.29	$0.24
Diluted earnings per share	$0.26	$0.29	$0.24

	2017				2016
	Three Months Ended
(in thousands except per share amounts)	December 2017	September 2017	June 2017	March 2017	December 2016 (Restated)(1)
Revenue	$212,364	$176,709	$189,894	$168,528	$134,225
Earnings before income taxes	$54,799	$65,735	$52,294	$28,153	$11,194
Net earnings	$40,980	$43,742	$34,571	$13,133	$3,076
Basic earnings per share	$0.20	$0.21	$0.17	$0.06	$0.02
Diluted earnings per share	$0.20	$0.20	$0.16	$0.06	$0.02

(1)	These figures are restated due to the sale of Stawell in December 2017.

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar, specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

Revenue and earnings during the previous eight quarters were largely influenced by the timing of the Company’s acquisition of Newmarket Gold Inc. on November 30, 2016. Revenue increased from $100.8 million for the quarter ended September 30, 2016 to $134.2 million for the quarter ended December 31, 2016, partially from November 30, 2016 through which the Company acquired the Fosterville, Cosmo and Stawell Mines in Australia. Revenue increased to $168.5 million in the first quarter of 2017, representing the first full quarter of production from the Company’s acquired Australian operations.

Revenue for Q3 2018 totaled $222.7 million, compared to $176.7 million in Q3 2017, an increase of $46.0 million or 26%. Revenue for Q2 2018 totaled $214.7 million.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2017, for additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of St Andrew on January 26, 2016 and Newmarket on November 30, 2016 met the criteria for accounting as a business combination.
Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income is based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

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Impairment of assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2017. The following outlines the new accounting policies adopted by the Company effective January 1, 2018 and those new standards and interpretations not yet adopted by the Company.

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share-based Payment - Amendments
The amendments to IFRS 2 Share-based Payment clarify the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. Based on the Company's assessment, IFRS 2 did not have a significant impact on adoption.

IFRS 9, Financial Instruments
The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). The Company elected to use the exemption to not restate comparative information for prior periods. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company’s investments in equity securities are designated as financial assets at FVOCI. Fair value gains and losses on investments in equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings. Therefore, the IFRS 9 impairment model does not apply to investments in equity instruments. The impairment model applies to financial assets measured at amortized cost.

The changes in accounting policy did not result in a change in carrying value for any financial instruments on the transition date. The adoption of IFRS 9 did not have a significant effect on the Company’s accounting policies related to financial liabilities.

Upon initial date of application of IFRS 9, there was no impact to the Company's consolidated financial statements.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial instruments

a)Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as FVPL, FVOCI, or amortized cost.

Measurement of financial liabilities subsequent to their initial recognition depends on whether they are classified as FVPL or amortized cost.

Financial assets and financial liabilities at FVPL are measured at fair value with changes in fair values recognized in the consolidated statements of operations. Financial assets designated as FVOCI are measured at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as FVPL, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and restricted cash are classified as amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Accounts payable and accrued liabilities are classified as and measured at amortized cost. Warrant investment derivatives are classified as FVPL.

IFRS 15, Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and determined there to be no impact on the amounts and timing of revenue recognized. Therefore, no adjustment to opening retained earnings was required on transition to IFRS 15. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see note 17 in the Company’s condensed consolidated interim financial statements. All segments principally generate revenue from metal sales.

The Company has updated its accounting policy for revenue recognition as detailed below.

Revenue

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of the transfer of control.

IFRIC 22 Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 on January 1, 2018 with no impact on the Company’s financial statements. The Company completed its analysis of the impact of the adoption of IFRIC 22 on the Company's condensed consolidated interim financial statements with no significant impact noted.

Accounting Standards Issued But Not yet Adopted

IFRS 16, Leases
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced the existing lease accounting guidance. IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the financial statements on a retrospective basis.

The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on its consolidated balance sheet, and a corresponding increase in depreciation expense for lease assets and interest expense for lease liabilities, replacing the operating expense that was previously recorded on payments made under these agreements. The Company also expects cash flow from operating activities to increase under IFRS 16 as lease payments for most leases will be recorded as financing outflows in its consolidated statement of cash flows.

The extent of the impact of adopting the standard has not yet been determined. However, the Company is in the process of making an assessment of the impact of the new standard on its existing systems and processes. The Company has developed an implementation plan and continues to compile its existing leases and review the respective agreements under the requirements of IFRS 16. The Company will report more detailed information including the quantitative impact in its 2018 annual consolidated financial statements as the effective date approaches.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRIC 23, Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Q2 2018 MD&A for the three months ended June 30, 2018 for the Q2 2018 non-IFRS reconciliations.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities of continuing operations and net cash used in investing activities of continuing operations.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands, except per share amounts)	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Net cash provided by operating activities	$128,383	$66,828	$338,932	$204,426
Net cash used in operating activities of discontinued operations	—	5,532	—	13,279
Net cash provided by operating activities of continuing operations	$128,383	$72,360	$338,932	$217,705
Mineral property additions	(39,188)	(24,435)	(102,808)	(67,424)
Plant and equipment additions (2)	(32,728)	(10,863)	(59,892)	(23,470)
Additions to other long-term assets	(4,274)	—	(13,178)	—
Free cash flow	$52,193	$37,062	$163,054	$126,811

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)	Excludes finance lease additions.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Sustaining capital	$41,387	$38,311	$127,555	$96,062
Growth capital	38,537	7,464	65,630	12,680
Total capital expenditures	$79,924	$45,775	$193,185	$108,742

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and nine months ended September 30, 2018 and 2017.

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Q3 2018 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended September 30, 2018
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$12,190	$10,677	$22,867	$23,772	$46,639	$18,212	$—	$18,212	$—	$64,851
Stock-based compensation	—	(21)	(21)	(41)	(62)	—	—	—	—	(62)
Operating cash costs	12,190	10,656	22,846	23,731	46,577	18,212	—	18,212	—	64,789
Royalties	2,235	268	2,503	1,743	4,246	2,354	—	2,354	—	6,600
Stock-based compensation	—	21	21	41	62	—	—	—	462	524
Rehabilitation and remediation	—	34	34	32	66	44	39	83	—	149
General and administrative costs	—	—	—	—	515	—	—	—	5,044	5,559
Mine development	4,513	2,116	6,629	8,361	14,990	12,188	—	12,188	—	27,178
Plant and equipment	1,244	429	1,673	5,156	6,829	7,380		7,380	—	14,209
AISC	$20,182	$13,524	$33,706	$39,064	$73,285	$40,178	$39	$40,217	$5,506	$119,008
Ounces of gold sold	20,212	13,655	33,875	54,103	87,978	96,539	—	96,539	—	184,517
Operating cash cost per ounce sold	$603	$780	$674	$439	$529	$189	$—	$189	$—	$351
AISC per ounce sold	$999	$990	$995	$722	$833	$416	$—	$417	$—	$645

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

Nine months ended September 30, 2018
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$35,394	$31,713	$67,107	$76,520	$143,627	$59,201	$—	$59,201	$—	$202,828
Stock-based compensation	—	(81)	(81)	(146)	(227)	—	—	—	—	(227)
Purchase Price Allocation	—	—	—	—	—	(5,386)	—	(5,386)	—	(5,386)
Operating cash costs	35,394	31,632	67,026	76,374	143,400	53,815	—	53,815	—	197,215
Royalties	6,177	769	6,946	5,926	12,872	5,963	—	5,963	—	18,835
Stock-based compensation	—	81	81	146	227	—	—	—	3,922	4,149
Rehabilitation and remediation	—	106	106	98	204	140	127	267	—	471
General and administrative costs	—	—	—	—	917	—	—	—	17,410	18,327
Mine development	11,243	7,184	18,427	28,943	47,370	30,353	—	30,353	—	77,723
Plant and equipment	5,131	4,649	9,780	14,267	24,047	25,785	—	25,785	—	49,832
AISC	$57,945	$44,421	$102,366	$125,754	$229,037	$116,056	$127	$116,183	$21,332	$366,552
Ounces of gold sold	51,955	41,266	93,255	170,191	263,446	233,139	—	233,139	—	496,585
Operating cash cost per ounce sold	$681	$767	$719	$449	$544	$231	$—	$231	$—	$397
AISC per ounce sold	$1,115	$1,076	$1,098	$739	$869	$498	$—	$498	$—	$738

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended September 30, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,055	$—	$7,813	$18,868	$23,225	$42,093	$18,583	$5,821	$24,404	$—	$66,497
Stock-based compensation	(12)	—	—	(12)	(44)	(56)	—	—	—	—	(56)
Purchase Price Allocation(1)	—	—	—	—	—	—	—	—	—	—	—
Operating cash costs	11,043	—	7,813	18,856	23,181	42,037	18,583	5,821	24,404	—	66,441
Royalties	2,135	—	222	2,357	1,179	3,536	1,584	—	1,584	—	5,120
Stock-based compensation	12	—	—	12	44	56	—	—	—	1,012	1,068
Rehabilitation and remediation	37	—	9	46	20	66	4	(41)	(37)	—	30
General and administrative costs	—	—	—	—	—	—	—	—	—	5,566	5,566
Mine development(2)	2,085	—	1,897	3,982	7,820	11,802	7,656	246	7,902	—	19,704
Plant and equipment	2,851	—	2,244	5,095	5,161	10,256	8,351	—	8,351	—	18,607
AISC	$18,163	$—	$12,185	$30,348	$37,405	$67,753	$36,178	$6,026	$42,204	$6,578	$116,536
Ounces of gold sold	16,280	2	11,558	27,840	44,456	72,296	62,998	2,614	65,612	—	137,908
Operating cash cost per ounce sold	$678	$—	$676	$677	$521	$581	$295	$2,227	$372	$—	$482
AISC per ounce sold	$1,116	$—	$1,054	$1,090	$841	$937	$574	$2,305	$643	$—	$845

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)	Mine development excludes certain items regarded as capital growth spending.

Nine months ended September 30, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$33,312	$1,033	$21,357	$55,702	$74,101	$129,803	$52,863	$37,366	$90,229	$—	$220,032
Stock-based compensation	(14)	—	(18)	(32)	(183)	(215)	(138)	—	(138)	—	(353)
Purchase Price Allocation(1)	—	—	—	—	—	—	(2,630)	—	(2,630)	—	(2,630)
Operating cash costs	33,298	1,033	21,339	55,670	73,918	129,588	50,095	37,366	87,461	—	217,049
Royalties	6,142	32	639	6,813	4,002	10,815	4,381	—	4,381		15,196
Stock-based compensation	14	—	18	32	183	215	138	—	138	3,250	3,603
Rehabilitation and remediation	107	3	27	137	—	137	43	8	51	—	188
General and administrative costs	—	—	—	—	—	—	—	—	—	14,096	14,096
Mine development(2)	6,531	—	5,123	11,654	22,727	34,381	23,641	5,467	29,108	—	63,489
Plant and equipment	3,132	—	2,906	6,038	14,344	20,382	10,990	1,201	12,191	—	32,573
AISC	$49,224	$1,068	$30,052	$80,344	$115,174	$195,518	$89,288	$44,042	$133,330	$17,346	$346,194
Ounces of gold sold	47,002	1,773	34,126	82,900	143,254	226,154	178,315	22,490	200,805	—	426,959
Operating cash cost per ounce sold	$708	$583	$625	$672	$516	$573	$281	$1,661	$436	$—	$508
AISC per ounce sold	$1,047	$602	$881	$969	$804	$865	$501	$1,958	$664	$—	$811

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)	Mine development excludes certain items regarded as capital growth spending.

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Q3 2018 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Revenue	$222,701	$176,709	$635,591	$535,131
Foreign exchange impact	(460)	40	(2,582)	626
Realized Revenue	$222,241	$176,749	$633,009	$535,757
Ounces sold	184,517	137,908	496,585	427,017
Average realized price per ounce sold	$1,204	$1,282	$1,275	$1,255

(1)	These figures are restated due to the sale of Stawell in December 2017.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, the impact of discontinued operations and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Net earnings	$55,885	$43,742	$167,408	$91,446
Loss on warrant investment	6,382	(14,126)	7,347	(14,126)
Transaction costs	—	—	—	397
PPA adjustment on inventory(2)	—	—	5,386	2,630
Severance payments	—	383		1,461
Income tax related to above adjustments	(1,691)	3,642	(3,563)	2,462
Loss on discontinued operations	—	1,725	—	7,750
Adjusted net earnings	$60,576	$35,366	$176,578	$92,020
Weighted average shares outstanding - basic ('000s)	210,786	208,149	211,009	207,334
Adjusted net earnings per share	$0.29	$0.17	$0.84	$0.44

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)
For YTD 2018, purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations. For YTD 2017, purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings from Continuing Operations before Interest, Taxes, Depreciation, and Amortization (“EBITDA from continuing operations”)

EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA from continuing operations to the consolidated financial statements:

(in thousands, except per share amounts)	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Net earnings	$55,885	$43,742	$167,408	$91,446
Loss from discontinued operations	—	1,725	—	7,750
Earnings from continuing operations	$55,885	$45,467	$167,408	$99,196

Add back:
Finance costs	682	2,319	2,513	8,668
Depletion and depreciation	35,968	31,686	96,400	103,034
Current income tax expense	8,001	11,976	23,673	31,358
Deferred tax expense	19,091	$8,292	53,893	$19,437
EBITDA from continuing operations	$119,627	$99,740	$343,887	$261,693

(1)	These figures are restated due to the sale of Stawell in December 2017.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at September 30, 2018	As at December 31, 2017
Current assets	$324,007	$295,818
Current liabilities	162,371	130,472
Working capital	$161,636	$165,346

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

As at September 30, 2018, the Company did not have a CFO and all CFO functions were performed by the Director, Finance. Accordingly, Kirkland Lake Gold’s management, including the CEO and Director, Finance, have as at September 30, 2018, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the issuer in its interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's CEO and Director, Finance have each evaluated the design of the Company's disclosure controls and procedures as at September 30, 2018.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2018.

As at September 30, 2018, the Company did not have a CFO and all CFO functions were performed by the Director, Finance. Kirkland Lake Gold’s management, including the CEO and Director, Finance, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2018, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2017 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance and timing and costs associated with the design, procurement and construction of the Company's various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine, as well as those risk factors discussed or referred to in the Annual Information Form of the Company for the year ended December 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

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Q3 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical information related to the Company's mines and properties has been reviewed and approved by Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President, Australian Operations, who have reviewed and approved the disclosure of the technical information and data in this MD&A.

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